Form 20-F
period 2001-10-31
DSI DATOTECH SYSTEMS INC
filed 2002-05-07
CIK 1062434

WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended October 31, 2001

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to _________

                Commission File Number: _________________________


                            DSI DATOTECH SYSTEMS INC.
             (Exact Name of Registrant as Specified in its Charter)

                                     CANADA

                 (Jurisdiction of Incorporation or Organization)

               300 - 905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None



Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of April 12, 2002.

                 23,435,224  Shares of common stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 YES                              NO  X
                     ---                             ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                 ITEM 17  X                      ITEM 18
                         ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTIONS 12, 13 OR 15(D) FOR THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF SECURITIES UNDER A PLAN CONFIRMED BY A COURT.

NOT APPLICABLE

EXCEPT AS OTHERWISE NOTED, ALL DOLLAR AMOUNTS ARE PRESENTED IN CANADIAN DOLLARS.

EXCHANGE RATE: APRIL 12, 2002, THE EXCHANGE RATE OF CANADIAN DOLLARS INTO UNITED STATES DOLLARS WAS 1.5892 CANADIAN TO $1.00 UNITED STATES.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   DIRECTORS AND SENIOR MANAGEMENT

     Mr. Edward C. Pardiak was appointed Director, Chairman of the Board and Chief Financial Officer of DSI Datotech Systems Inc. (the "Company" or "DSI") in 1997. During the year 2000 Mr. Pardiak was appointed Chief Executive Officer of DSI. Mr. Pardiak is responsible for the management and development of DSI including the day-to-day, financial and business management of DSI. The business address for Mr. Pardiak is 455 Fenelon Boulevard, Suite 100, Dorval, Quebec, Canada, H9S 5T8.

     Mr. Robert M. Egery was appointed Officer of DSI in 1998. On December 1, 2000, Mr. Egery was appointed President and Chief Operating Officer of DSI. Mr. Egery is responsible for the management and development of DSI including the day-to-day, financial and business management of DSI. The business address for Mr. Egery is 455 Fenelon Boulevard, Suite 100, Dorval, Quebec, Canada, H9S 5T8.

     Dr. Thomas Calvert was appointed Director in 1998 and appointed Secretary for DSI during 2000. Dr. Calvert is responsible for the Corporate Secretarial function of DSI and is a member of the Compensation Committee and the Audit Committee of DSI. The business address for Dr. Calvert is TechBC, 2400 Surrey Place, 10153 King George Highway, Surrey, BC, Canada, V3W 2W1.

     Mr. Allan S. Gibbins was appointed Director of DSI in 1998. Mr. Gibbins is a member of the Compensation and the Audit Committee of DSI. The business address for Mr. Gibbins is Hubbell Canada Inc., 870 Brock Road S., Pickering, ON, Canada, L1W 1Z8.


B.   ADVISORS.

     Not Applicable.

C.   AUDITORS.

     The Auditor for DSI is G. Ross McDonald, Chartered Accountants, located at 543 Granville Street, Suite 1402, Vancouver, Canada, BC V6C 1X8.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     Set forth below is selected financial information for the years ended October 31, 1997 through October 31, 2001 derived from the Audited Financial Statements of DSI, prepared in accordance with Canadian G.A.A.P. These principles, as applied to DSI, do not differ materially from U.S. G.A.A.P. except as disclosed in Note 12 to DSI's financial statements. All figures presented are in Canadian dollars, unless otherwise noted. All information should be read in conjunction with DSI's financial statements included in this Registration Statement.

Financial Statement Data - Canadian G.A.A.P

                  Statement of Loss and Deficit - Selected Data
                              Year Ended October 31
                      (In thousands, except per share data)

                                   2001      2000      1999      1998      1997
                                  ------    ------    ------    ------    ------
Revenues                          $  154    $  628    $    0    $    0    $    0
Net Loss                          $3,774    $  755    $1,125    $  852    $  822
Total                             $3,928    $1,383    $1,125    $  852    $  822
Loss Per Share                    $ 0.17    $ 0.04    $ 0.07    $ 0.06    $ 0.08
Dividend Per Share                $    0    $    0    $    0    $    0    $    0
                                  ------    ------    ------    ------    ------


                          Balance Sheet - Selected Data
                                As at October 31
                                 (In thousands)

                               2001       2000       1999       1998       1997
                              ------     ------     ------     ------     ------
Total Assets                  $2,205     $5,263     $1,068     $1,710     $1,683
Long Term Debt                $    0     $    0     $    0     $    0     $    0
                              ------     ------     ------     ------     ------



Financial Statement Data - U.S. G.A.A.P

                  Statement of Loss and Deficit - Selected Data
                              Year Ended October 31
                      (In thousands, except per share data)

                                   2001      2000      1999      1998      1997
                                  ------    ------    ------    ------    ------
Revenues                          $  154    $  628    $    0    $    0    $    0
Net Loss                          $3,048    $  888    $1,076    $  990    $1,044
Total                             $3,202    $1,516    $1,076    $  990    $1,044
Loss Per Share                    $ 0.16    $ 0.06    $ 0.10    $ 0.07    $ 0.11
Dividend Per Share                $    0    $    0    $    0    $    0    $    0
                                  ------    ------    ------    ------    ------



                          Balance Sheet - Selected Data
                                As at October 31
                                 (In thousands)

                               2001       2000       1999       1998       1997
                              ------     ------     ------     ------     ------
Total Assets                  $2,205     $4,347     $  137     $  677     $  788
Long Term Debt                $    0     $    0     $    0     $    0     $    0
                              ------     ------     ------     ------     ------

     CURRENCY AND EXCHANGE RATES

     All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth the rates of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of each of fiscal years ending October 31 of each year; and the average exchange rates reported at noon on the last day of each month during such periods by Bank of Canada.

      FISCAL YEAR ENDING
      OCTOBER 31                      2001     2000     1999     1998     1997
      ------------------             -------  -------  -------  -------  -------
      Rate at End of Period          $1.5867  $1.5225  $1.4713  $1.5429  $1.4084
      Average Rate During Period     $1.5395  $1.4768  $1.4941  $1.4717  $1.3781

      The following chart shows the high and low exchange rates for each month during the previous six months from May 2001 through October 2001:

                              May-01  JUN-01   Jul-01  Aug-01   Sep-01   Oct-01
                              ------  ------   ------  ------   ------   ------
      High Rate               1.5540  1.5357   1.5448  1.5488   1.5793   1.5867
      Low Rate                1.5309  1.5145   1.5099  1.5290   1.5477   1.5579
                              ------  ------   ------  ------   ------   ------



      DIVIDEND POLICY

      DSI has not paid any dividends during the past five years and does not anticipate paying any dividends in the foreseeable future. The directors of DSI will determine if and when any dividends should be declared and paid if DSI's financial situation warrants such action at the time.

B.    CAPITALIZATION AND INDEBTEDNESS

      At October 31, 2001, DSI's working capital was $1.1 million and there were no long-term debts. The shareholder's equity at October 31, 2001 amounted to $1.7 million. The total share capital was $11 million (consisting of 21,683,184 outstanding shares of common stock) and an accumulated deficit of $9.5 million.

C.    RISK FACTORS


   1. DSI has a limited operating history and has generated limited revenues and may continue to operate at a loss. DSI has been primarily engaged in product research and development. For the fiscal year ended October 31, 2001, DSI generated revenues of $345,626 of which $150,000 was from the delivery of the prototype to NetFace LLC. DSI expects that operating losses will continue, as total costs and expenses continue to increase due to product development and product marketing and distribution. The ability of DSI to achieve profitability will depend significantly on its ability to fully develop its gesture recognition technology products, and to develop the capacity to manufacture and market any of these products either by itself or as part of a collaborative effort. There can be no assurance that DSI will be able to achieve profitability. Therefore, the extent of future losses and the time required to achieve profitability is highly uncertain.

   2. DSI has only one option agreement to license its technology. There can be no assurance that NetFace LLC will exercise its option to license the gesture recognition technology for personal computer games, console games and Internet television and pay DSI its license fee of $4,800,000 and an equity interest in NetFace. The option expires in December 2002. On June 29, 2001, Securities Biometrics Inc.OTC:SBTI) acquired 100% of NetFace LLC. On October 31, 2001 DSI terminated Securities Biometrics' option to license technology for banking and financial transactions after the optionee failed to exercise the option.

   3. DSI is in the early stage the commercialization of the technology. DSI has released the first generation product commercially in April, 2002. This product features a multipoint touchpad ("MPT") capable of detecting the position and force of up to ten fingers simultaneously and a gesture recognition software system capable of identifying gestures on the MPT and translating them into commands to be recognized by other software applications. This technology has been sufficiently tested prior to the commercial release. However, its performance has not been put through extensive commercial use. Accordingly, there can be no assurances that DSI can achieve the necessary technical objectives. In addition, there is no guarantee that DSI will be able to adapt the system for mass-scale production in the event that DSI's marketing initiatives are successful. There can be no assurances if these or any of DSI's proposed products can be successfully commercialized on a mass scale.

   4. DSI will need future financing. DSI will require substantial additional funds for the commercialization of the technology, including sales and marketing support, distribution and operating expenses. Capital requirements will depend on a variety of factors, including the rate of progress of DSI's product development, product marketing and distribution, and the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, maintaining technological and market competitiveness, licensing and other relationships and the terms of any such licensing, collaborative or other relationships that DSI may establish with other entities. In addition, the fixed commitments, including salaries and fees for employees and consultants, rent, payments with respect to licensing and other agreements are substantial, and will most likely increase as DSI continues growth of its operations.

      DSI plans to raise substantial additional capital to fund its future operations through debt and equity financing, and possibly through collaborative, licensing or other arrangements with other companies engaged in similar field. At this time, DSI has no present commitments for future financing. There can be no assurances that any additional financing will be available when needed, or, if available, is on acceptable terms. Insufficient funds may prevent DSI from implementing its business strategy to the extent possible, and could result in delay, scale back, or elimination of its only product development program, or granting a license to third parties of DSI's rights to commercialize products or technologies that DSI would otherwise seek to develop itself.

   5. DSI is dependent upon its proprietary technology. DSI relies primarily on a combination of patent, copyright, and trade secret laws, as well as confidentiality arrangements and contractual provisions to protect its technology and products from exploitation by competitors. DSI has three patents filed with the United States Patent Office and one patent filed with the Canadian Patent Office. DSI also has one patent pending in the United States and one pending in Canada. While DSI believes that its technology is adequately protected against infringement, there is no assurance of effective protection against competition. Monitoring and identifying the unauthorized use of DSI's technology may prove difficult. There is a possibility of disclosure of confidential information related to DSI's technology and the potential for infringement of intellectual property rights of another party by DSI.

      DSI also intends to apply for additional patents in the United States and other countries. There can be no assurance that all of these patents will be recognized in commercially relevant countries (e.g. countries in which the product is sold) and even if recognized and filed will appropriately protect DSI's products and technology. Further, copyright laws may not provide useful protection against competitive software that is slightly different than DSI's software but includes similar technology to that of DSI. The non-establishment of effective patent, trade secret or copyright protection could have a material adverse effect on DSI's business, results of operations and financial condition.

   6. DSI may face new competition. To the best of DSI's knowledge, it has no direct competition today. Its indirect competitors, manufacturers of current pointing, input and other interface products, may enter the race for this market segment. Although DSI believes that its gesture recognition technology products are protected by technology patents and application advantages, other companies involved in the development of products related to traditional point and click technology of mice and keyboards, including Interlink Electronics Ltd., Kensington and Logitech, have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than DSI. Such companies may, therefore, succeed in developing products that are more effective or less costly than DSI's products, or may be more successful in marketing and distributing their products. DSI's ability to sell the gesture recognition technology based products will, in part, depend on its ability to demonstrate these products to be substantially better than the current point and click technology.

   7. DSI may have difficulty achieving market acceptance because of the significant change represented by its technology. DSI's gesture recognition technology represents a significant technological advancement from existing point and click technology and is a major shift in paradigms. This may cause resistance to market acceptance and adoptation.

   8. DSI intends to rely on third party manufacturers. DSI's strategy is to outsource most of the required manufacturing. Reliance on third party producers and manufacturers may delay the introduction of product to market.

   9. DSI has limited marketing and sales resources. In order to market the gesture recognition technology based products and any other products it may develop, DSI intends to form marketing and distribution agreements with third parties, in addition to its own internal marketing and distribution efforts. There can be no assurance that DSI will be able to successfully enter into such arrangements with third parties on acceptable terms, if at all. To the extent that DSI arranges with third parties to market its products, the success of such products may depend on the efforts of such third parties.

  10. DSI relies on trade secrets and proprietary know-how. Although DSI does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against DSI in the future or that any such assertion will not result in costly litigation or require DSI to obtain a license to intellectual property rights of such third parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on DSI's business, results of operations and financial condition.

  11. DSI is dependent on certain key personnel and does not maintain key man life insurance. DSI's success will depend in large part upon the services of a number of key employees and consultants, including Edward Pardiak, DSI's Chairman of the Board of Directors and Chief Executive Officer, and Robert Egery, DSI's President. The loss of the services of Mr. Pardiak, Mr. Egery or other key employees or consultants could have a material adverse effect on DSI's business, results of operations and financial condition. DSI has not obtained keyperson life insurance with respect to any employees, directors or consultants.

      Due to the highly specialized scientific nature of DSI's business, DSI is highly dependent upon DSI's ability to attract and retain qualified scientific, technical and managerial personnel. The loss of services of existing personnel and/or the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to DSI, DSI's product development programs, and to its overall business. Competition for qualified personnel is intense and there can be no assurance that DSI will be able to continue to attract and retain the necessary qualified personnel.

  12. DSI may experience difficulty in the management of growth. If successful, DSI may experience rapid expansion of its business. A continuing period of rapid growth could place a significant strain on DSI's management, operations and other resources. DSI's ability to manage its growth would require it to continue to invest in its operations, including its financial and management information systems, and to retain, motivate and effectively manage its employees. If DSI's management is unable to manage growth effectively, the quality of its services and products, its ability to retain key personnel and its results of operations could be materially and adversely affected.

  13. No Dividends Anticipated. DSI has never declared or paid cash dividends on shares of its Common Stock since its inception and does not intend to declare or pay dividends on shares of its Common Stock in the foreseeable future. DSI intends to retain any earnings, if any, in order to finance future growth of its business.

ITEM 4.  INFORMATION ON DSI

A.   HISTORY AND DEVELOPMENT OF DSI

     DSI Datotech Systems Inc. was incorporated under the laws of the Province of British Columbia, Canada on May 7, 1987 under the name Rhino Resources Inc. Rhino Resources Inc. changed its name to DSI Datotech Systems Inc. on April 19, 1996. On May 14, 2001, DSI received the Certificate of Continuance under the Canada Business Corporation Act. As a Federally chartered Canadian corporation, DSI trades under the commercial name of Datotech and has a registered business address located at 300-905 West Pender Street, Vancouver, BC, V6C 1L6, telephone number (604) 685-9109.

     DSI is involved in the research, design, development and commercialization of gesture recognition technology products. Prior to August 1997, DSI was involved in resource exploration. In October 22, 1997, DSI divested itself of all natural resource properties and ceased all activities within the natural resource sector.

     Since 1997, DSI's business activities have been mainly involved with the research & development of unique gesture recognition technologies that enable human-machine communication using hand gestures. Since its inception, the Company has been successful in developing the technology, conducting technical evaluations and patenting the technology in United States and Canada.

B.   BUSINESS OVERVIEW

     INTRODUCTION

     DSI has developed Gesture Recognition (GR) Technology that enables users to interact freely with computers and machines using natural hand gestures. The Company plans to roll out products - initially using hand gestures on a proprietary, multi-point, pressure sensitive touch pad - across a wide range of markets in order to establish a GR standard and a pervasive presence in the marketplace.

     From 1997 to 2000, DSI developed its core technology: GR software and the Multi-Point Touchpad (MPT). DSI obtained three patents applicable to Gesture Recognition Technology and was positioned to file an important patent for the MPT. At the end of 2000, the Company believed that the technology was mature and ready for commercial launch.

     2001 was a significant year for DSI. The Company changed from an organization with an R&D orientation to one with a market driven, business focus. Prime focus shifted to engaging the marketplace, developing the core technology into products adapted to specific market requirements, and building the management team required to take the Company to profitability.

     Over the past year the Company has:

     1. Designed, developed and built prototypes, including demonstration software incorporating basic application programming interfaces for the Multimedia, CAD/CAM (Computer Aided Design/Computer Aided Manufacturing) and Computer Gaming markets.

     2. Obtained user and market feedback for the Multimedia and CAD/CAM markets through independent Focus Group and alpha testing sessions.

     3. Established partnerships with key Multimedia and CAD/CAM software OEMs (Softimage, Discreet, AutoDesk) to accelerate product acceptance and time to revenue.

     4. Successfully built and delivered a functional prototype for a licensee, Netface LLC.

     Completed design and released to market in April, 2002 the initial product offering which will be branded HandGear(TM), and is a Gesture Recognition
     (GR) enabled Multi-Point Touchpad targeted at professional Multimedia and CAD/CAM.

     TECHNOLOGY OVERVIEW

     System Architecture

     DSI has developed proprietary technology to improve human/computer interaction. The Company's technology comprises three core components:

     o Gesture Recognition Software, hosted on the Multi-Point Touchpad, identifies finger movements made by the user on the touchpad as user commands;

     o Multi-Point Touchpad (MPT), an innovative pressure sensitive device capable of tracking multiple fingers simultaneously, contains a unique mix of hardware, electronics and software specifically developed to form a GR user interface platform; and

     o Application Programming Interface (API) Plug-ins are the software modules used to implement the interface and are specific to the users' software application. The resulting product is a compact, general-purpose input system that provides a powerful and flexible platform for more effective human-machine interaction.

     System Flexibility

     The flexibility of the system architecture is the key to addressing a large number of applications across a broad range of markets. The system is capable of commanding anything from manipulation of 3D graphic imagery for animators, to navigating in 3D websites and architectural designs, to precisely controlling industrial machines, to managing office applications and word processing, and to providing dynamic biometric security for security and web-transactions.

     The sensor of the Multi-Point Touchpad (MPT) can be designed and formed into various shapes and sizes as required by different applications. The active surface area can also be segmented to accept a mixture of specific commands and gestures, and it can support a broad range of resolutions and sampling rates. All of these factors allow the technology to be tailored to meet the requirements of customers and their applications.

     The Gesture Recognition (GR) software is generic and broadly applicable to a large number of applications. For each market or domain, the gesture set
     - the specific set of finger movements - can be tailored to enhance the productivity of specific features of the users' software.

     The Application Programming Interface (API) Plug-ins provide for straightforward development of custom applications for the widest range of customer requirements.

     Principle of Operation

     The system operating flow is as follows:

     1) Sensors in the Multi-Point Touchpad track the position and force of the multiple finger contacts;

     2) The finger movements are interpreted by the gesture recognition algorithm;

     3) The GR Software interprets user intent and transfers the signal to the API module;

     4) The API Plug-in translates the GR Software signals into commands that are understood by the user's software application; and

     5) User commands are executed in real-time in support of the user's software application.

     Customer Benefits

     As DSI's products and technology enter computer and electronic appliance markets, customer acceptance is expected to be high based upon its ease of use and broad utility. The two major benefits of the DSI technology are the enhanced degree of freedom it provides to users interacting with a machine and the promise of significantly improved productivity.

     Additional benefits are seen as:

     o  Hand gestures are intuitive (easily learned and remembered);

     o Eyes-free operation, a must for many applications such as graphic design and video games;

     o  Ability to read and track multiple points independently;

     o  3-dimensional XYZ sensing (force, position and speed);

     o Sliding, rather than striking buttons to reduce physical effort and strain; and

     o Programmability to replace repetitive complex input sequences with a single gesture.

     Overall, DSI's technology allows the user to fully focus on the task at hand rather than the details of interface, while working with greater speed in a simple and natural manner.

MARKETS AND PRODUCTS

     The Company has selected four specific initial target markets. These markets are:

     o  Multimedia

     o  CAD/CAM

     o  Mass Computer

     o  Computer Gaming

     DSI will partner with established software OEMs in each market to achieve early market acceptance and accelerate time to revenue. Implementation of this strategy is already well under way; DSI has already announced membership in the Softimage, Discreet and Autodesk developer programs and is well on its way to developing the application program interfaces (APIs) plug-ins for these OEM products.

     DSI has developed a product rollout strategy in order to introduce the GR technology, establish market leadership, grow revenue and minimize risk.

     o HandGear is a high value product aimed at selected professional users and early adopters in the Multimedia and CAD/CAM markets. This product was released on schedule in first quarter 2002.

     o Mark 1 product family is a high-value product family to address professional users and high-end mass-market users in the Multimedia and CAD/CAM markets and is scheduled for introduction in 2003.

     o Mark 2 product family is a lower cost, lower value product family to address mass-market users in Multimedia and CAD/CAM, and the Mass Computer and Computer Gaming markets, and is scheduled for introduction in 2004.

     Licensing to other (Horizontal) Markets

     DSI's approach to certain other (horizontal) markets is to grant an option to a third party to have exclusive rights to market the products to a particular industry. Under the agreements executed to date, DSI received a cash payment for the option and will receive an additional cash payment if the optionee elects to license the technology following the optionee's evaluation of the technology. As a condition for granting the license, DSI also receives an equity interest in the licensee and the opportunity to generate revenues from working with sublicenses in the development of specific applications for the products.

     DSI entered into an option agreement with NetFace LLC on June 28, 2000. NetFace has the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in interfaces for personal computer games, console games and Internet television. In consideration for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use, NetFace has paid DSI U.S. $200,000.The prototype was delivered to NetFace as planned in June 2001. Should the option be exercised, DSI will enter into a license agreement with NetFace. In consideration of the license, DSI will receive U.S. $5,000,000, less the option fees of U.S. $200,000, and a 20% Class B membership interest in NetFace. The option period terminates December 2002. On June 29, 2001, Securities Biometrics Inc. acquired 100% of NetFace LLC.

     DSI entered into an option agreement with Security Biometrics, Inc. on August 22, 2000. Biometrics had the right to evaluate the commercial value of DSI's technology for use in interfaces and software for banking and financial transactions. Biometrics paid DSI a fee of US$320,000 for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. An additional US$3,000,000 was due under the option by July 22, 2001 in order to obtain the license. Biometrics elected not to make such payment and the option was terminated by DSI.

     RESEARCH AND DEVELOPMENT

     To support the Company's business objectives, current research and development activities are focused on:

     1.   Gesture Recognition software development;

     2. Maturation of the Multi-Point Touchpad, including its adaptation to different user requirements;

     3.   Development of applications and interfaces for target market segments;

     4.   Design for cost-effective manufacturing strategies;

     5. Human factors engineering (based upon user studies, focus groups and market feedback);

     6.   Supporting existing and future licensees and partners; and

     7. Advanced capability development, including the integration of adjacent technologies (voice recognition, biometrics), non-touchpad gesture recognition technologies, and alternative architectures.

     PATENTS & TRADEMARKS

     DSI holds four patents on its technology, has applied for another patent, and is preparing to file for additional patents specific to multi-touch gesture recognition software. The Company owns the following patents:

     1. US Patent 5,203,704 (1993), "Method of Communication Using Pointing Vector Gestures and Mnemonic Devices to Assist in Learning Pointing Vector Gestures"; Expiry December 21, 2010.

     2. US Design Patent D354,735 (1995), "Switch Housing for Providing Various Different Functions to Keys of a Single Key Pad"; Expiry January 24, 2009.

     3. US Patent 5,808,567 (1998), "Apparatus and Method of Communicating Using Three Digits of a Hand"; Expiry September 15, 2015.

     4. Canadian Patent 2,098,179 (1998) "Pointing Gesture Method of Communication", with Japanese application on hold; expiry December 16, 2011.

     DSI has applied for Canadian Patent No. 2,355,434, "Multi-Touch Touchpad" and has filed a U.S. Patent Application No. 09/931,175 entitled "Multi-Touch Touchpad".

     The Company holds certain U.S. and international trademarks in respect of its technology, and has applied for additional trademarks. The following is the status of the Company's trademarks as of January 2002:

     1.   Registered Trademarks

               a.   "DATO", U.S. 2,007,836, registered October 15, 1996.

               b.   "SPELSA", U.S. 2,090,374, registered August 26, 1997.

               c. POINTING FINGERS DESIGN, Chile 589.212, registered January 31, 2001.

     2.   Applications

               a. "Touch the Future", "Interfacing With the Future", and "Datotech", POINTING FINGERS DESIGN, US and Canada.

               b.   POINTING FINGERS DESIGN, Argentina, Brazil, Korea, Taiwan.

     COMPETITION

      To the best of its knowledge, the Company faces no direct competition in its target markets today. However, it is anticipated that competition may arise from several fronts:

     o From manufacturers and marketers of traditional devices/technologies (keyboard, mice, trackballs, and similar devices) such as Logitech, Kensington, Cirque, Alps;

     o From human-computer interface experts, usually suppliers of specialized device for specific markets or applications such as Wacom and Interlink;

     o  From emerging technologies; and

     o  From new entrants with multi-point touchpads.

      The Company's challenge will be to displace legacy technologies, such as keyboards, mice, trackballs, and specialized variants of these and emerging technologies based upon similar approaches, and to compete against new entrants with multi-point touchpads.

      DSI will seek to displace legacy technologies and emerging variants, by focusing upon the advantages and benefits of its Gesture Recognition technology. The two major benefits of the DSI technology are the enhanced degree of freedom it provides to users interacting with a machine and the promise of significantly improved productivity. DSI may also seek to partner with such indirect competitors since the Company's technology has the capability to enhance that of theses existing and emerging devices.

      The Company believes that direct competition will arise only from competitors with multi-point touchpad technology, gesture recognition technology and the capability to identify the high value features in a customer's application software and then develop the required software to access these parameters using the multipoint touchpad and gesture recognition software. Without multipoint touchpad technology, that is technology that allows the simultaneous tracking of multiple individual fingers, the Company does not believe that competitors will be able to implement gesture recognition solutions based upon natural finger and hand movements. DSI believes its technology and expertise gives it a significant competitive advantage compared to existing and new multipoint touchpad entrants.

     GOVERNMENT REGULATIONS

     DSI does not believe that its products are materially affected by government regulation of its proposed products.

     DSI is a Canadian Corporation and is governed by the laws of Canada. The shares of DSI are listed on the Canadian Venture Exchange.

C.   ORGANIZATIONAL STRUCTURE

     DSI has one wholly owned subsidiary that was incorporated as 3259722 Canada, Inc. on May 14, 1996 pursuant to the laws of Canada. The subsidiary subsequently changed its name to Interaction Technologies Ltd. on July 19, 2000. Reference to the "Company" or "DSI" include references to the subsidiary. Interaction Technologies Ltd. is an inactive entity with no revenue, expenses or capital. There are currently no plans to activate this subsidiary.

D.   PROPERTY PLANT AND EQUIPMENT

     DSI initially established its principal place of business in Vancouver, British Columbia, Canada where it holds a lease for the business premises with an office space of 5,721 square feet and an annual rent of $108,527.40. The term of this lease is due to expire November 30, 2005.

     Additionally, in June 2001, DSI established its presence in eastern North America with offices in Montreal (Dorval), Quebec, where it leases office space of 4,000 square feet for annual rent of $66,000. The Lease expires November 29, 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OVERVIEW

     DSI Datotech Systems Inc. (DSI), is a public federally incorporated, Canadian Corporation, which trades on the Canadian Venture Exchange (CDNX) under the symbol DSI. The Company is dedicated to the development of a proprietary input technology for computers and electronic devices based on Gesture Recognition (GR).

     This technology enables users to interact freely with computers and machines using hand gestures on a multi-point, pressure sensitive touch pad. Its revolutionary capability provides a dramatic leap forward in terms of ease-of-use and productivity for users across a variety of market applications such as multimedia, computer games, 3D-enabled personal computers, and biometrics.

     The company plans to roll out products across a wide range of markets in order to establish a GR standard and a pervasive presence in the marketplace. In the fiscal 2001, DSI's focus was to finalize the technology for its commercial launch in April 2002..

     The company plans to channel its products to market by forming strategic alliances and partnerships with established distribution channels, and major customers, leading to ultimate licensing agreements with major

     FISCAL YEAR ENDED OCTOBER 31, 2001 ("FISCAL 2001") COMPARED TO FISCAL YEAR ENDED OCTOBER 31, 2000 ("FISCAL 2000")

     OPERATIONS

     In February 2001, at the Annual General Meeting, DSI's first video gaming prototype was demonstrated using the Company's Gesture Recognition technology. This prototype featured three game simulations that demonstrated the value and utility of Gesture Recognition for the computer gaming industry.

     To facilitate the commercialization of its technology, DSI built a Management team based in the Montreal office, which opened in June 2001. As of January 2002, DSI had 29 employees, consisting of eleven (11) in Montreal and eighteen (18) in Vancouver where the core research and development is centered.

     On May 14, 2001, DSI received the Certificate of Continuance under the Canada Business Corporation Act.

     RESOURCES

     DSI's cash balance at October 31, 2001 was $1,397,000, a decrease of $ 2,682,000 from the previous year-end when the balance was $4,079,000. Funds totaling $2,614,000 were utilized primarily for research, development, marketing and general operations. Separately, capital purchases for the year amounted to $478,000.

     During the fiscal year 2001, financing from the exercise of warrants and options amounted to $409,000.

     The Company has subsequently received $380,986 from warrants, which were exercised in January 2002. In addition, the Company will raise funds through a series of private placements this spring.

     On August 31, 2001, the Company elected not to renew its one-year contract with Renmark Financial Communications Inc., which assisted the Company in the area of Investor Relations. During this fiscal period the amount of $75,000 was paid to Renmark.

     REVENUE AND INVESTMENT INCOME

     The Company has one option to license agreement in place in favor of Netface LLC covering the applications of Gesture Recognition technology for Computer Gaming and WebTV. During 2001, Netface LLC became a wholly owned subsidiary of Security Biometrics Inc.

     To date, Netface has maintained its option. Specifically, a prototype for the computer gaming industry was delivered on schedule to Netface in June 2001 in exchange for $150,000, which was duly recorded as Option Income.

     Investment and other income of $ 147,000 was slightly higher in fiscal 2001 as compared to $138,000 the previous year, as interest generated from the private placement of June 2000, impacted fiscal 2001 for a longer period of time.

     As reference, in October 2001, DSI cancelled an option to license agreement with Security Biometrics (OTC:SBTI) covering banking and financial transactions. SBTI was not able to proceed under the terms of the agreement.

     RESEARCH AND DEVELOPMENT

     Total Research and Development expenditures increased to $1,826,085 from $ 498,382 the previous year. This includes the non-cash write down of the Investment in Gesture Recognition Technology in the amount of $916,000. This was appropriate since this aspect of the technology was no longer relevant although the acquisition was a stepping stone in the evolution to its current, higher levels.

     During fiscal 2001, DSI hired a VP Engineering & Research and eight (8) additional engineers to accelerate the development process of the technology to be commercial ready in early 2002. This resulted in a $495,000 increase in salaries and benefits for R&D.

     The Company has filed Scientific Reports for the fiscal years 2000 and 2001 to qualify for Federal and Quebec Provincial R&D tax credits as part of the SR&ED program. Tax credits relating to fiscal 2000 could amount to $186,031. Federal tax credits for 2001 project to $339,790, while the Quebec Provincial tax credit in the form of a payment to the Company projects to $123,531.

     GENERAL AND ADMINISTRATIVE

     General and Administrative expenses increased to $2,292,000 from $1,034,000. This increase relates to the following factors:

     o Over seven new positions, including a full senior management team, were created during the year resulting in increased salary and benefits of $268,000 and higher management fees of $200,000;

     o  Correspondingly, recruitment and staffing costs increased by $133,000;

     o Corporate Marketing activities intensified as the strategic positioning of the technology was clarified. Corporate marketing costs increased by $115,000;

     o Travel and accommodation increased by $111,000 as the result of increased business activities, including travel between the offices in Montreal and Vancouver;

     o Rent expense increased by $86,000 as the result of larger space in Vancouver, and the new office in Montreal;

     o Investor Relations and promotions increased by $89,000 including payment to an outside consultant to handle DSI's Investor Relations;

     o Market Research of $31,000 was spent for market studies required for strategic planning.

     INCOME TAXES

     DSI has accumulated non-capital losses for tax purposes, the potential benefits of which are not recorded in the financial statements. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

        Year                                     Loss Amount
        ----                                     -----------
        2002                                         227,100
        2003                                         732,200
        2004                                         881,800
        2005                                         865,300
        2006                                         966,600
        2007                                         725,900
        2008                                       1.372.000
                                                  ----------
        TOTAL                                     $5.203.000
                                                  ==========

     FISCAL YEAR ENDED OCTOBER 31, 2001 ("FISCAL 2001) COMPARED TO FISCAL YEAR ENDED OCTOBER 31, 2000 ("FISCAL 2000")

     REVENUE AND INVESTMENT INCOME

     Option revenue of $627,730 was received during the fiscal 2000 for two option agreements, one with Netface LLC and one with Security Biometrics Inc. Investment and interest income increased to $149,470 due to the investment of funds from the shares issued this year.

     EXPENSES

     RESEARCH AND DEVELOPMENT

     Total research and development expenditure increased from $465,897 for fiscal 1999 to $498,382 for fiscal 2000, an increase of 7%. There will be a substantial increase in the research and development expenditure for the year ending October 31, 2001 ("Fiscal 2001")for the further development of the acceptable prototype for the option agreements.

     The major increase was in salaries which increased by $97,878 from fiscal 1999 ($279,813) to fiscal 2000 ($377,691) as there were additional engineers hired in the 2000 fiscal year.

     GENERAL AND ADMINISTRATIVE

     General and administrative expenses increased from $670,143 for fiscal 1999 to $1,034,036 for fiscal 2000, an increase of $363,893 (54%). This increase is mainly due to:

     o Management Fee - increase of $101,800 was partially due to the change in management during the fiscal 2000.

     o Investor Relations and Promo - increase of $19,720 due to fees paid for identifying investors in Europe.

     o Consulting Fees - increase of $85,446. The increase was mostly due to hiring of consultant for recruitment and office plan for the new location.

     o Legal and accounting - increase of $33,270 which included fees for stating the financials in US GAAP and legal counsel for financing opportunities in the United States.

     o Travel and accommodation increased by $38,426 which was mainly due to travel to Europe and the US to pursue additional financing.

     o Recruitment - $32,813. This was for advertising positions on the web and payment to recruiting agencies for hiring of employees.

     o Telephone - $11,685 increase primarily due to an increase in the cell phone usage.

     INCOME TAXES

     DSI has accumulated non-capital losses for tax purposes, the potential benefits of which are not recorded in the financial statements. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

             Year                              Loss Amount
             ----                              -----------
             2001                               $  162,600
             2002                                  227,100
             2003                                  732,200
             2004                                  881,800
             2005                                  865,300
             2006                                  966,600
             2007                                  725,900
                                                ----------
             TOTAL                              $4,561,500
                                                ==========



     In the fiscal 2000, DSI's net operating loss decreased by 33% to $755,218 as compared to $1,125,451 in the fiscal year ended October 31, 1999. The loss per share decreased $0.04 to $0.04. DSI has accumulated non-capital losses of approximately $4.6 million, which can be carried forward to reduce taxable income in future years. These potential income tax benefits arising from the foregoing are not recorded in the financial statements.

B.   LIQUIDITY AND CAPITAL RESOURCES

     There was a cash and short-term deposits balance of $2,167,401 at October 31, 2001. These funds have been, and will continue to be utilized to conclude the development of GRT, the development of the prototypes and related expenses.

     No funds were raised in 2001 as the private placement from 2000 provided the resources to cover the requirements of 2001. In Fiscal 2000, DSI's primary source of funds was from the issue of shares of common stock. DSI considers its operating cash flows and ability to raise equity capital as principal indicators of its liquidity. During Fiscal 2000, DSI had cash inflow of $5 million from private placement of share capital ($3.8 Million), exercise of warrants ($1.9 Million) and exercise of options ($437,000), leaving a cash balance at October 31, 2000 of $4,079,315 compared to $64,000 at Fiscal 1999. Although working capital is not considered to be an indicator of DSI's liquidity, DSI's working capital at end of Fiscal 2000 was $3,922,221, an increase of $4,088,777 from Fiscal 1999 as of July 31. In Fiscal 2000, cash resources were utilized in the investment in gesture recognition technology, including recruitment of additional employees the research and development of the gesture recognition technology.

     DSI has no long-term debt. Current liabilities of $212,679 included accounts payable and accrued liabilities, which decreased by $23,000 from Fiscal 1999. DSI has license-to-option agreements with Netface LLC. DSI intends primarily to meet its commitment to Netface while continuing to develop other product applications.

     The funds required for this purpose will be derived from its current cash position and possibly the issuance of shares of equity.

     DSI believes that it has sufficient cash on hand to meet its anticipated requirements through the Spring of 2002. DSI will require substantial additional funds for its product development programs, marketing and distribution and operating expenses. While management is pursuing additional financing, DSI currently has no commitments for additional financing and there are no assurances that any further financing will be available. On March 18, 2002, DSI announced a private placement offering of $1.8 Million for 3.6 Million shares at $0.50 per share. Each share will have one full warrant which can be exercised into one common share for $0.50 within one year from the date of issue. There can be no assurance that the private placement will be successful.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     RESEARCH AND DEVELOPMENT

     As at October 31, 2001, research and development costs accrued (exclusive of accumulated amortization) were $910,283. To support the market entry product, current research and development activities are focused on three areas:

          X High-resolution multi-touch sensors adapted from touchpad technology used in many notebook computers.

          X A sensor-independent proprietary gesture recognition algorithm, which can be used with a variety of sensor technologies.

          X Application interfaces aimed at and designed for professional users of high-end software applications like Adobe Photoshop, etc.

     The gesture recognition algorithm forms an engine, similar to an operating system, for gesture based human-machine interaction, and is the foundation for DSI's technology. This software will be designed to reside in a custom microchip. This approach will facilitate technology transfer and licensing to third parties, and ensure DSI's intellectual property protection.

D.   TREND INFORMATION

     The first commercial product was introduced in April 2002 and will generate a regular stream of revenue. This will include sales to distributors in the United States and Canada, as well as direct sales to major customers. Company sales representatives will be responsible for all sales. The Company will also participate at major trade shows which will be supported by other trade activities and publicity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Directors are elected each year at the annual meeting of the shareholders of DSI. The most recent meeting of he shareholders was held on February 21, 2001. The following table sets out the names of the Management, their positions and offices in DSI, principal occupations, the period of time that they have been Directors of DSI. All of the directors are residents of Canada.

     The following table lists the directors and officers of DSI as at April 12, 2002:

      Name                               Age        Position
      ----                               ---        --------
      Edward C. Pardiak                   49        Director, Chairman of the
                                                    Board, Chief Financial
                                                    Officer, and Chief
                                                    Executive Officer

      Robert M. Egery                     49        President, Chief Operating
                                                    Officer and Director

      Thomas Calvert                      66        Director and Secretary

      Allan S. Gibbins                    51        Director

      Timothy Heaney                      42        Vice President Marketing

      Michel Lavallee                     40        Vice President
                                                    Engineering and R&D

      Gary Chamandy-Cook                  45        Vice President Finance and
                                                    Administrator

      John Paul Higgins                   43        Vice President Corporate
                                                    Development

     EDWARD C. PARDIAK

     Mr. Edward C. Pardiak was appointed Director, Chairman of the Board and Chief Financial Officer in April 1997. In October 2000, the Board of Directors elected Mr. Pardiak as President and Chief Executive Officer of DSI. He ceased being President in December 2000. Mr. Pardiak has extensive international experience in licensing, royalty agreements, finance and project management on the African, Asian, European and American continents. From 1976 to 1985 he held management positions with international Fortune 500 companies such as Seagram & Sons Ltd. Mr. Pardiak was a director and co-founder of Augen Capital Corp., a public financial holding company with wholly owned merchant banking subsidiaries. He has a B.SC. from McGill University, a B.A. (Honors with Distinction) in Economics and a M.B.A. in finance and strategic management from Concordia University. He is currently completing his Doctorate in Strategic Management and has lectured at the graduate level at Concordia University.

     ROBERT M. EGERY

     Mr. Robert M. Egery was appointed President and Chief Operating Officer of DSI Datotech effective December 1, 2000. Mr. Egery has more than 20 years of experience in high technology. During his career he has held senior management positions in sales and marketing, business development, contracts, engineering and program management and over 10 years at the vice-presidential level. At AlliedSignal (Honeywell), he gained invaluable experience in bringing new products to market, in electronics production and in international marketing and alliances. He developed a strong background in systems integration, software development and product diversification at Lockheed Martin and most recently he developed a global service delivery business at Bombardier. Mr. Egery holds bachelor degrees in Commerce and Electrical Engineering.

     DR. THOMAS CALVERT

     Dr. Thomas Calvert was appointed Director of DSI in January 1998. In October 2000 the Board of Directors elected Dr. Calvert as Secretary of
     DSI.  In  1997  Dr.  Calvert  founded  Credo   Interactive  Inc.  and  is
     currently Board Chair of that company. Since 1996, Dr. Calvert has been the President and CEO of Credo Multimedia Software Inc. Dr. Calvert is Vice-President for Research and External Affairs at the Technical University of BC. He is currently on leave from his position at Simon Fraser University where he holds joint appointments as Professor in the Schools of Computing Science and Engineering Science. Since 1996, Dr.
     Calvert  is  Co-leader  of  the   TeleLearning   Network  of  Centers  of
     Excellence,  a  national  project  sponsored  by SFU.  He joined  Kinetic
     Effects Research Inc. as President from 1992 to 1996. Dr. Calvert served as President of the Science Council of BC between 1990 and 1992. In addition to his numerous honors and awards, Dr. Calvert has served on the Senate and Board of Governors of SFU, and on a number of external boards including Science World, BC Advanced Systems Institute, TRIUMF, Software Productivity Center, Jumpstart Performance Society, and the Center for Image and Sound Research. Dr. Tom Calvert has published over 100 papers and book chapters. He received his Doctorate in Electrical Engineering from Carnegie Mellon University in the United States.

     ALLAN S. GIBBINS

     Mr. Allan S. Gibbins was appointed Director of DSI in January 1998. Mr. Gibbins held increasing senior management positions over a period of 16 years with DuPont Canada Inc. In 1986 he was the Director of ITT Cannon Canada Ltd., and served between 1988 and 1992 as Vice-President and General Manager of Nutone Electrical Inc. Since 1992, Mr. Gibbins is the President and CEO of Hubbell (Canada) Inc. The sales are in excess of $85 million representing multi-divisional product lines. He is the Chairman of the Electrical, Electronic Manufacturers Association of Canada (EEMAC). Mr. Gibbins has a Bachelor of Science (Honors, Chemistry) from Concordia University in Montreal. He brings many years of sales and marketing experience in such diverse industries as electrical, electronic, plastics, textile fibers, paint and chemicals. He has outstanding skills in the areas of merger and acquisition negotiation, financial control systems, restructuring, training and team building.

     TIMOTHY HEANEY

     Mr. Timothy Heaney was appointed VP Marketing of DSI Datotech Systems Inc. effective February 19, 2001. From 1994 through 2001, he was the Director of Marketing for SR Telecom Inc., a manufacturer of microwave telecommunications systems. Mr. Heaney is a professional engineer with over 17 years experience in international business development, sales and marketing, product management and contracts and project execution. Mr. Heaney received his Bachelor of Engineering from Concordia University, Montreal, in 1983.

     MICHEL LAVALLEE

     Mr. Michel Lavallee was appointed VP Engineering & RD of DSI Datotech Systems Inc. effective June 25, 2001. From June 2000 to June 2001 Mr. Lavallee was the VP Technology and Chief Technology Officer for DTI-Infogrames (division of Infogrames Europe) a company producing and distributing gaming software for the In-Flight Entertainment (IFE) and Interactive Television (iTV) markets. From 1994 to 2000 he was Director of R&D, Software Engineering and Director of Business Development for the Centre de Research Informatique de Montreal (CRIM). CRIM specializes in offering technology learning courses and leading edge research and development services across the various information technology fields. Mr. Lavallee brings over 17 years experience with complex computerized systems, most of which was spent in various management positions for small, medium and large companies. Mr. Lavallee has a B. Sc. Computer Science (Systems) from Canada's Royal Military College in St-Jean sur Richelieu.

     GARY CHAMANDY-COOK

     Mr. Gary Chamandy-Cook was appointed the position of VP, Finance and Administration effective June 10, 2001. From 2000 to June 2001 Mr. Chamandy-Cook was Chief Financial Officer for VDO Road Digital Inc., a company offering high-speed terminals that access email and the internet from public locations. From 1990 to 1999 he was the President and CFO of Radius Maple Leaf Footwear Inc., a leading injection moulding footwear producer. He has a strong financial and business background with over 20 years experience at senior management levels for various businesses. Mr. Chamandy-Cook was most recently Chief Financial Officer for VDO Road Digital Inc., a company offering high-speed terminals that access e-mail and the Internet from public locations. Mr. Chamandy-Cook has a B.Comm from McGill University where he majored in Finance and Marketing.

     JOHN PAUL HIGGINS

     Mr. Paul Higgins was appointed Vice-President, Corporate Development in 2001. Mr. Higgins, over a 17 year period, has held increasingly senior positions in systems engineering, product and channel management, communications and business development with Lockheed Martin Canada, Nortel APS, Astec APS (an Emerson company) and most recently Lumenon Innovative Lightwave Technology. Mr. Higgins has a B.E.Sc. (Electrical Engineering) from University of Western Ontario.

     FAMILY RELATIONSHIP BETWEEN ANY DIRECTOR AND EXECUTIVE OFFICER

     Mr. Edward Pardiak, Director and Chairman of the Board, and Mr. Allan Gibbins, Director, are brothers-in-law.

B.   COMPENSATION

     The following table sets forth the compensation paid to DSI's directors and members of its supervisory bodies for the last three fiscal years:

                                  Annual Compensation                 Long Term Compensation
                          ------------------------------------   --------------------------------
                                                                   Awards                Payouts
                                                                 ----------              --------
                                                                 SECURITIES  RESTRICTED
                                                        OTHER      UNDER     SHARES OR
                                                        ANNUAL    OPTIONS/   RESTRICTED                ALL
                                                        COMPEN-    SARS(1)     SHARE     LTIP(2)      OTHER
NAME AND                  YEAR    SALARY     BONUS      SATION     GRANTED     UNITS     PAYOUTS   COMPENSATION
PRINCIPAL POSITION                 ($)        ($)         ($)        (#)        ($)        ($)         ($)
-----------------------   ----   --------   --------   --------   ---------  ----------  -------   ------------
Edward C. Pardiak,
Chairman, President and   1999   $120,000        Nil     $3,600    50,000       Nil         Nil      $2,000
Chief Executive Officer   2000   $120,000        Nil     $3,600    95,000       Nil         Nil      $2,900
                          2001   $162,000   $155,000        Nil   105,000       Nil         Nil      $2,400
-----------------------   ----   --------   --------   --------   ---------  ----------  -------   ------------
Rebert M. Egery,
President and             1999        N/A        N/A        N/A       N/A       N/A         N/A         N/A
Chief Operating Officer   2000        N/A        N/A        N/A       N/A       N/A         N/A         N/A
                          2001   $145,200   $100,000        Nil   300,000       Nil         Nil      $2,200
-----------------------   ----   --------   --------   --------   ---------  ----------  -------   ------------

     (1) "SAR" or "stock appreciation right" means a right granted by DSI, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of DSI.

     (2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.


     EMPLOYMENT CONTRACTS

     DSI has entered into an agreement with Edward C. Pardiak Holding Limited (the "Pardiak Agreement"), which is controlled by Mr. Edward C. Pardiak, Chief Executive Officer and Chairman of the Board, effective November 1, 2000. The Pardiak Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Pardiak Agreement, Mr. Pardiak is to be paid a fee of $12,500 per month together with a car allowance in the amount of $1,000 per month. DSI may terminate the Pardiak Agreement for cause. If the Pardiak Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Pardiak a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

     Additional compensation to be awarded to Mr. Pardiak under the Pardiak Agreement is 1,300,000 shares of common stock that are held by an escrow agent as performance shares pursuant to the terms and provisions of an escrow agreement. DSI has entered into an escrow agreement by and among the Pacific Corporate Trust Company (the "Trustee"), DSI and Pardiak Management International Limited dated as of November 17, 1997. The Trustee holds 1,300,000 shares in escrow until directed to be released by the Canadian Venture Exchange. Under the escrow agreement, the shares will be released when DSI achieves earnings before taxes and depreciation of $250,000.

     DSI has entered into an agreement with Lemtra Management Inc. (the "Lemtra Agreement"), which is controlled by Mr. Robert M. Egery, President and Chief Operating Officer and Director of DSI effective December 1, 2000. The Lemtra Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Lemtra Agreement, Mr. Egery is to be paid a fee of $12,500 per month together with a car allowance in the amount of $700 per month. DSI may terminate the Lemtra Agreement for cause. If the Lemtra Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Egery a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

     BOARD COMMITTEES

     Members of the Advisory Board are elected by the Directors of DSI. The advisors have in-depth knowledge of innovative technologies and financial experience that augments DSI's management capabilities and technology leadership in gesture recognition technology. The following table sets out the names of the Advisory Board members, their principal occupations and the period of time that they have been Advisory Board Directors of DSI. The Advisory Board has no formal authority. All of the Advisory Board members are residents of Canada. The Advisory Board will be dissolved by the May 21,2002 annual general meeting.

     Name                  Principal Occupation        Period as Advisory Board
                                                       Member
     ---------------       ------------------------    ------------------------
     Kenneth P. Barr       Chairman & CEO Security     Since December 13, 1999
                           Biometrics Inc (OTC:SBTI)

     Wayne A. Taylor       President, FGH Insurance    Since December 13, 1999
                           Agencies Ltd. Principal of
                           Security Biometrics Inc
                           (OTC:SBTI)


     Dr. Calvert and Mr. Gibbins are members of DSI's Audit Committee and DSI's Compensation Committee.

D.   EMPLOYEES

     As at April 12, 2002, DSI had 28 full-time employees including 18 engineers, scientists and technicians and 7 administrative, marketing and support staff.

E.   SHARE OWNERSHIP

     The following table sets forth certain information concerning the beneficial ownership of DSI's shares of common stock or options to purchase shares of common stock as at April 12, 2002 for each officer and director of DSI at that date:

NAME OF BENEFICIAL         NUMBER OF SHARES OF      PERCENTAGE OF
SHAREHOLDER                COMMON STOCK (1)         SHARES OF COMMON STOCK
------------------         -------------------      ----------------------
Edward C. Pardiak            1,836,250 (2)                7.84%
Robert M. Egery                269,500 (3)                1.15%
Allan S. Gibbins               303,424 (4)                1.29%
Thomas Calvert                 217,000 (5)                0.93%
Timothy Heaney                 103,750 (6)                0.44%
Michel Lavallee                 72,500 (7)                0.31%
Gary Chamandy-Cook             133,500 (8)                0.57%
John Paul Higgins               73,500 (9)                0.31%


     1) As at April 12, 2002, the number of shares of common stock outstanding was 23,435,224.

     2) Includes 1,325,000 shares owned by Pardiak Management International Limited, a corporation controlled by Edward Pardiak, including 1,300,000 being held in escrow. Also includes options issued to Mr. Pardiak to purchase (i) 230,000 shares of common stock at an exercise price of $0.75 per share, (ii) 120,000 shares of common stock at an exercise price of $0.80 per share, (iii) 50,000 shares of common stock at an exercise price of $0.40 per share, (iv) 45,000 shares of common stock at an exercise price of $1.12 per share, and (v) 66,250 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options issued to Mr. Pardiak to purchase 38,750 shares of common stock at an exercise price of $0.50 per share and warrants to purchase 25,000 shares of common stock at an exercise price of $0.50 which cannot be traded before August 12, 2002.

     3) Includes options to purchase 262,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 87,500 shares of common stock at an exercise price of $0.50 per share.

     4) Includes options to purchase (i) 100,000 shares of common stock at an exercise price of $0.80 per share, (ii) 50,000 shares of common stocks at an exercise price of $0.40 per share, (iii) 12,000 shares of common stock at an exercise price of $1.12 per share, (iv) 25,000 shares of common stock at an exercise price of $1.00 per share and (v) 62,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 37,500 shares of common stock at an exercise price of $0.50 per share.

     5) Includes options to purchase (i) 100,000 shares of common stock at an exercise price of $0.80 per share, (ii) 12,500 shares of common stock at an exercise price of $0.40 per share, (iii) 12,000 shares of common stock at an exercise price of $1.12 per share, (iv) 25,000 shares of common stock at an exercise price of $1.00 per share and (v) 62,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 37,500 shares of common stock at an exercise price of $0.50 per share.

     6) Includes options to purchase 103,750 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 61,250 shares of common stock at an exercise price of $0.50.

     7) Includes options to purchase 72,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 92,500 shares of common stock at an exercise price of $0.50.

     8) Includes options to purchase 72,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 92,500 shares of common stock at an exercise price of $0.50.

     9) Includes options to purchase 72,500 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options to purchase 92,500 shares of common stock at an exercise price of $0.50.

         The Directors and Officers of DSI, as a whole, are the beneficial owners of 3,009,424 shares of common stock, including options to purchase 1,556,500 shares of common stock, representing 12.04% of the issued and outstanding capital of DSI as at April 12, 2002, assuming exercise of their vested options.

         The following table lists the stock options granted to the Directors and Employees of DSI during the fiscal year ended October 31, 2001.


                                                                        MARKET VALUE
                             NUMBER OF   PERCENTAGE OF                  OF SECURITIES
                             SECURITIES  TOTAL OPTIONS                    UNDERLYING
                               UNDER      GRANTED TO     EXERCISE OR    OPTIONS ON THE    EXPIRATION
                              OPTIONS    EMPLOYEES IN     BASE PRICE    DATE OF GRANT        DATE
     NAME OF OPTIONEE         GRANTED     FISCAL 2001    ($/SECURITY)    ($/SECURITY)     (YY/MM/DD)
     -------------------     ----------  -------------   ------------   --------------    ----------
     Robert Egery             250,000        15.06%          $0.50           $0.64         05/11/14
     Tom Calvert               50,000         3.01%          $0.50           $0.64         05/11/14
     Allan S. Gibbins          50,000         3.01%          $0.50           $0.64         05/11/14
     Martin Livesey            30,000         1.81%          $0.50           $0.55         06/02/22
     Jeffrey Sketchley         10,000         0.60%          $0.50           $0.55         06/02/22
     Shabira Rajan             50,000         3.01%          $0.50           $0.55         06/02/22
     Rhona Charron             20,000         1.20%          $0.50           $0.55         06/02/22
     Dani Knezevic             50,000         3.01%          $0.50           $0.55         06/02/22
     Timothy Heaney           125,000         7.53%          $0.50           $0.55         06/02/22
     Edward C. Pardiak         55,000         3.31%          $0.50           $0.55         06/02/22
     Narayan Krishnamoorthy    25,000         1.51%          $0.50           $0.50         06/04/25
     Michael Felzcak           20,000         1.20%          $0.50           $0.50         06/04/25
     Robert Cropp              20,000         1.20%          $0.50           $0.50         06/04/25
     Sergey Baslyk             30,000         1.81%          $0.50           $0.50         06/04/25
     Wayne Taylor              25,000         1.51%          $0.50           $0.50         06/04/25
     Kenneth P. Barr           25,000         1.51%          $0.50           $0.50         06/04/25
     Michel Lavallee          125,000         7.53%          $0.50           $0.58         06/06/25
     Gary Chamandy-Cook       125,000         7.53%          $0.50           $0.58         06/06/25
     Edward C. Pardiak         50,000         3.01%          $0.50           $0.58         06/06/25
     Robert M. Egery           50,000         3.01%          $0.50           $0.58         06/06/25
     Thomas Calvert            50,000         3.01%          $0.50           $0.58         06/06/25
     Allan S. Gibbins          50,000         3.01%          $0.50           $0.58         06/06/25
     Antonio Orozco            12,000         0.72%          $0.50           $0.58         06/06/25
     Lisa Wheatley              8,000         0.48%          $0.50           $0.58         06/06/25
     Dani Knezevic             15,000         0.90%          $0.50           $0.58         06/06/25
     Shabira Rajan             15,000         0.90%          $0.50           $0.58         06/06/25
     Daniel Zatkovic           80,000         4.82%          $0.50           $0.60         06/08/15
     Miroslav Kuzmanovic       30,000         1.81%          $0.50           $0.60         06/08/15
     Dani Knezevic              5,000         0.30%          $0.50           $0.60         06/08/15
     Shabira Rajan              5,000         0.30%          $0.50           $0.60         06/08/15
     Michel Leroux             75,000         4.52%          $0.50           $0.50         06/10/01
     John Paul Higgins        125,000         7.53%          $0.50           $0.50         06/10/01
     Daniel Zatkovic            5,000         0.30%          $0.50           $0.50         06/10/01
                            ---------       -------
     TOTAL                  1,660,000       100.00%
                            =========       =======

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the shares of common stock of DSI, as of April 12, 2002, by each person, who is known by DSI to own beneficially more than five percent of the outstanding shares of common stock.

     NAME OF BENEFICIAL SHAREHOLDER   NUMBER OF SHARES    PERCENTAGE OF
                                      OF COMMON STOCK(1)  SHARES OF COMMON STOCK
     ------------------------------   ------------------  ----------------------
     Pardiak Management                1,836,250 (2)           7.84%
     International Limited

     Segev Management International    1,300,000 (3)           5.55%
     Limited


     1) As at April 12, 2002, the number of shares of common stock outstanding was 23,435,224.

     2) Includes 1,325,000 shares owned by Pardiak Management International Limited, a corporation controlled by Edward Pardiak, including 1,300,000 being held in escrow. Also includes options issued to Mr. Pardiak to purchase (i) 230,000 shares of common stock at an exercise price of $0.75 per share, (ii) 120,000 shares of common stock at an exercise price of $0.80 per share, (iii) 50,000 shares of common stock at an exercise price of $0.40 per share, (iv) 45,000 shares of common stock at an exercise price of $1.12 per share, and (v) 66,250 shares of common stock at an exercise price of $0.50 per share. Does not include unvested options issued to Mr. Pardiak to purchase 38,750 shares of common stock at an exercise price of $0.50 per share and warrants to purchase 25,000 shares of common stock at an exercise price of $0.50 which cannot be traded before August 12, 2002.

     3) 1,300,000 shares of common stock are held by an escrow agent for Elli Segev Holdings Limited, a corporation controlled by Elli Segev.

 B.  RELATED PARTY TRANSACTIONS

     DSI has entered into an agreement with Edward C. Pardiak Holding Limited (the "Pardiak Agreement"), which is controlled by Mr. Edward C. Pardiak, Chief Executive Officer and Chairman of the Board, effective November 1, 2000. The Pardiak Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Pardiak Agreement, Mr. Pardiak is to be paid a fee of $12,500 per month together with a car allowance in the amount of $1,000 per month. DSI may terminate the Pardiak Agreement for cause. If the Pardiak Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Pardiak a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

     The share of compensation to be awarded to Mr. Pardiak under the Pardiak Agreement is 1,300,000 common shares that are to be held by an escrow agent as performance shares pursuant to the terms and provisions of an escrow agreement.

     DSI has entered into an escrow agreement by and among the Pacific Corporate Trust Company (the "Trustee"), DSI and Pardiak Management International Limited dated as of November 17, 1997 whereby the Trustee is holding 1,300,000 shares of common stock in escrow until directed to be released by the Vancouver Stock Exchange. So long as the shares are held in escrow, Pardiak Management International Limited may exercise all voting rights attached to the shares but waived the right to receive dividends or any distributions in the event of a winding up or dissolution of DSI. One escrow share will be released for each $0.25 in operating revenue each year.

     DSI entered into a consulting agreement (the "Consulting Agreement") dated December 1, 2000 with Lemtra Management Inc, a company wholly owned by Robert M. Egery under which Mr. Egery agreed to perform management services as required by the Company's Board or Directors in exchange for an annual fee of $158,400 (or such greater amount as agreed upon from time to time) and bonuses in such amounts as may be set by the directors from time to time. The initial term of the contract is two years with successive renewal terms of one year. Renewal is at the discretion of DSI.

C.   INTEREST OF EXPERTS AND COUNSEL

     None

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Refer to Item 17

B.   SIGNIFICANT CHANGES

     None

ITEM 9. LISTING

MARKETS

DSI's shares are listed and posted for trading on the CDNX (symbol DSI). The 12-month high-low stock range has been between $0.28 and $1.11 Canadian.

The following table sets forth the reported low and high bid prices for the shares of common stock of DSI as quoted on the CDNX on a quarterly basis for the fiscal years 2000 and 2001 and for the first quarter of fiscal 2002, and on monthly basis for February and March 2002. All figures are in Canadian Dollars.

         Quarter                     High          Low
         -------                     ----          ---
         11/01/99 to 01/31/00        $1.30         $0.20
         02/01/00 to 04/30/00        $2.65         $0.80
         05/01/00 to 07/31/00        $1.75         $1.00
         08/01/00 to 10/31/00        $1.20         $0.62

         11/01/00 to 01/31/01        $0.92         $0.40
         02/01/01 to 04/30/01        $0.80         $0.50
         05/01/01 to 07/31/01        $1.11         $0.35
         08/01/01 to 10/31/01        $0.78         $0.42

         11/01/01 to 01/31/02        $0.58         $0.28

         Month                       High          Low
         -----                       ----          ---
         02/01/02 to 02/28/02        $0.48         $0.40
         03/01/02 to 03/31/02        $0.54         $0.43

At April 12, 2002, DSI had 23,435,224 shares of common stock issued and outstanding and estimated 1,366 record owners.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     (a) The authorized share capital consists of 100,000,000 shares of common stock without par value.

        Issued:

                                           2001                                2000
                            ----------------------------------       ---------------------------
                             NO. OF                                    NO. OF
                             SHARES                   AMOUNT           SHARES          AMOUNT
                           ----------             -------------       ----------    -------------
Balance, beginning
of year                    21,166,970             $  10,807,610       15,057,940    $   5,834,305
                           ----------             -------------       ----------    -------------
Issued during the year
  For cash
  - private placements,
     net of share issue
     costs                         --                       --        3,775,994        3,217,792
  - exercise of options       330,750                  132,300          437,250          220,200
  - exercise of warrants      654,214                  277,070        1,895,786        1,535,313
                           ----------            -------------       ----------    -------------
                              984,964                  409,370        6,109,030        4,973,305
                           ----------            -------------       ----------    -------------
                           22,151,934               11,216,980       21,166,970       10,807,610
Less:
  Cancellation of
   escrow shares
   (Note 5(b))              (468,750)                 (239,073)              --               --
Less:
  Company shares held        (57,600)                  (46,833)         (57,600)         (46,833)
                          ----------             -------------       ----------    -------------
Balance, end of year      21,625,584             $  10,931,074       21,109,370    $  10,760,777
                          ----------             -------------       ----------    -------------


B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     DSI's Certificate of Incorporation was ordinarily filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on May 7, 1987 under the name Rhino Resources Inc. with the entry number 326273. DSI changed its name by filing of a Certificate of Change of Name to DSI Datotech Systems Inc. on April 19, 1996. DSI was incorporated to conduct all lawful business pursuant to the laws of British Columbia and DSI's Certificate of Incorporation and Articles do not describe a business object or purpose. On May 14, 2001, DSI received the Certificate of Continuance under the Canada Business Corporation Act.

     Pursuant to Part 11 of DSI's Articles (the "Articles") a director will disclose his interest in and not vote in respect of any proposed contract or transaction with DSI in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.

     Pursuant to Part 13 of the Articles, DSI has established a Compensation Committee whose members consist of Dr. Thomas Calvert and Mr. Alan S. Gibbins. The Compensation Committee may meet and adjourn, as the members deem appropriate. Questions to be determined at a meeting shall be determined by a majority of votes. The Committee follows strict voting procedures. Each resolution has to be voted by a majority of the Directors. This is usually done by a unanimous vote. The Chairman has no additional power for voting.

     Pursuant to Part 10 of the Articles, the directors may borrow money in such amounts and upon such security and on such terms and conditions as they deem fit, for and on behalf of DSI. The Articles may be amended by special resolution or at the shareholders annual general meeting and by filing thereafter with Registrar of Companies in the Province of British Columbia, that is, they must disclose how borrowing provisions may be varied.

     DSI has one class of shares, common shares, which gives the shareholders one vote for each common share held.

C.   MATERIAL CONTRACTS

     DSI has entered into an option agreement with NetFace LLC dated as of June 28, 2000. Pursuant to the terms of the option agreement, NetFace has the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in interfaces for personal computer games, console games and Internet television. NetFace paid DSI a fee for an option exercisable through December 2002 to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. Upon exercise of such option, NetFace shall pay DSI additional consideration in cash and securities of NetFace.

     DSI entered into an option agreement with Security Biometrics Inc. ("Biometrics") dated as of August 22, 2000. Pursuant to the terms of the option agreement, Biometrics had the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in the interface and software for banking and financial transactions. Further Biometrics paid DSI a fee for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. Upon the exercise of such option, Biometrics was to pay DSI additional consideration in cash and securities of Biometrics on or before July 22, 2001. The option to license agreement was terminated on October 31, 2001 after Biometrics did not exercise the option.

D.   EXCHANGE CONTROLS

     There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of shares of common stock, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by the articles or other charter documents of DSI on the right of a non-resident to hold or vote shares of common stock of DSI, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice, which may be given at any time up to 30 days after the implementation of the investment.

     An investment in shares of common stock of DSI by a non-Canadian that is a "WTO Investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of DSI and the value of the assets of DSI equaled or exceeded $192 million, the threshold established for 2000, as indicated on the financial statements of DSI for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

     An investment in shares of common stock of DSI by a non-Canadian, other than a WTO Investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of DSI and the value of the assets were $5.0 million or more, as indicated on the financial statements of DSI for its fiscal year immediately preceding the implementation of the investment.

     A non-Canadian, whether a WTO investor or otherwise, would acquire control of DSI for the purposes of the Investment Act if he, she or it acquired a majority of the shares of common stock of DSI or acquired all or substantially all of the assets used in conjunction with DSI's business. The acquisition of less than a majority, but one-third or more of the shares of common stock of DSI, would be presumed to be an acquisition of control of DSI unless it could be established that DSI was not controlled in fact by the acquirer through the ownership of the shares of common stock.

     The Investment Act would not apply to certain transactions in relation to shares of common stock of DSI, including:

     o an acquisition of shares of common stock of DSI by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

     o an acquisition of control of DSI in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

     o an acquisition of control of DSI by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of DSI, through the ownership of voting interests, remains unchanged.

E.   TAXATION

     The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with DSI, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of DSI, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

     Generally, shares of DSI will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of DSI as capital property for the purposes of the Canadian Tax Act.

     This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

     Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

     WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

     Generally, shares of DSI will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the Toronto Stock Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of DSI in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of DSI at any time within five years preceding the particular time.

     A holder of shares of DSI that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

     Dividends paid or deemed to be paid on the shares of DSI are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of DSI. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

F.   DIVIDENDS AND PAYING AGENTS

     Not Applicable

G.   STATEMENTS BY EXPERTS

     The consolidated financial statements of DSI at October 31, 2000 and for the three years then ended included in this Registration Statement have been audited by H. Ross McDonald, Chartered Accountants and independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization. Such firm's address is 543 Granville Street, Suite 1402, Vancouver, Canada, BC V6C 1X8.

H.   DOCUMENTS ON DISPLAY

     Not Applicable

I.   SUBSIDIARY INFORMATION

     DSI has one wholly owned subsidiary, Interaction Technology Ltd., which was incorporated on May 14, 1996 pursuant to the laws of Canada. Its business address is 300 - 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6. This subsidiary is currently inactive.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   DEBT SECURITIES

     Not Applicable

B.   WARRANTS AND RIGHTS

     Not Applicable

C.   OTHER SECURITIES

     Not Applicable

D.   AMERICAN DEPOSITARY RECEIPTS

     Not Applicable

SHARES OF COMMON STOCK

DSI's authorized share capital consists of 100,000,000 shares of common stock without par value and as at April 12, 2002 DSI had 23,435,224 shares of common stock issued and outstanding.

Holders of DSI's shares of common stock:

o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o Are entitled to share ratably in all of the assets available for distribution to holders of shares of Common stock upon liquidation, dissolution or winding up of our affairs; and

o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund.

PART III

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

     Not Applicable

ITEM 15. RESERVED

ITEM 16. RESERVED

ITEM 17. FINANCIAL STATEMENTS

Index to Financial Statements of DSI Datotech Systems Inc.

                                                                        Page No.
                                                                        --------

Fiscal Years Ended October 31, 2001 and October 31, 2000
    Certificate filed with British Columbia Securities Commission          F-1
    Management's Responsibility                                            F-2
    Auditors's Report                                                      F-3
    Consolidated Balance Sheets                                            F-4
    Consolidated Statements of Loss and Deficit                            F-5
    Consolidated Statements of Cash Flows                                  F-6
    Notes to Consolidated Financial Statements                             F-7

     23.1   Consent of G. Ross McDonald.(3)


     1.1    Certificate of Incorporation of Rhino Resources Inc. dated May 7,
            1987(1)

     1.2 Certificate of Change of Name from Rhino Resources Inc. to DSI Datotech Systems Inc. dated April 19, 1996(1)

     1.3 Articles (Bylaws) of DSI Datotech Systems Inc. filed as of January 28, 1998(1)

     1.4 Certificate of Incorporation of 3259722 Canada Inc. dated May 14, 1996.(1)

     1.5    Bylaws of 3259722 Canada Inc. dated November 1, 1998.

     1.6 Certificate of Amendment for change of name from 3259722 Canada Inc. to Interactive Technology Ltd. dated July 21, 2000.(1)

     4.1 Gross Lease between CT Management Corp. and DSI Datotech Systems Inc., dated as of July 25, 2000.(1)

     4.2 DSI Datotech Systems Inc. 1996 Stock Option Plan dated as of November 15, 1996.(1)

     4.3 Consulting Agreement between DSI Datotech Systems Inc. and Edward C. Pardiak Holdings Limited, dated as of August 1, 1997.(1)

     4.4 Escrow Agreement by and among Pacific Corporate Trust Company, DSI Datotech Systems Inc., Pardiak Management International Limited dated as of November 17, 1997.(1)

     4.5 Option Agreement by and between DSI Datotech Systems Inc. and Security Biometrics Inc. dated August 22, 2000, with form of license agreement attached as exhibit. (1)

     4.6 Option Agreement by and between DSI Datotech Systems Inc. and NetFace LLC dated June 2000, with form of license agreement attached as exhibit. (1)

     4.7 Consulting Agreement between DSI Datotech Systems Inc. and Pardiak Management International Ltd. dated November 1, 2000 (2).

     4.8 Consulting Agreement between DSI Datotech Systems Inc. and Robert Egery dated December 1, 2000 (2).

     4.9    CIBC Letter of Credit dated July 21, 2000(2).

     8.1    List of Subsidiaries(1)

            (1) Previously filed with the registration statement on April 16,
                2001 and incorporated herein by reference.

            (2) Previously filed with the SEC along with amendment No.2 on
                October 2, 2001

            (3) Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


DSI DATOTECH SYSTEMS INC.



By: /s/ Edward C. Pardiak
Edward C. Pardiak
Chairman and Chief Executive Officer


Date: April 17, 2002

                            DSI DATOTECH SYSTEMS INC.

                              FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING --

The financial statements of DSI Datotech Systems Inc. are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills is responsibilities. The Audit Committee meets periodically with management and the auditor to review the results of audit examinations and to review the annual financial statements.

The financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.


                                          "Robert M. Egery"
                                    ------------------------------------
                                    Robert M. Egery
                                    President and Chief Operating Officer

G. Ross McDonald*
Chartered Accountant
--------------------------------------------------------------------------------
*Denotes incorporated professional              Suite 1502, 543 Granville Street
                                                        Vancouver, B.C.  V6C 1X8
                                                           Tel:   (604) 685-8646
                                                            Fax:  (604) 684-6334

                                AUDITOR'S REPORT

TO THE SHAREHOLDERS OF DSI DATOTECH SYSTEMS INC.

I have audited the balance sheets of DSI Datotech Systems Inc. as at October 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000 and the results of its operations and the cash flows for each of the years in the three year period ended October 31, 2001, in accordance with generally accepted accounting principles in Canada applied, after giving retroactive effect to the change in the method of accounting for income taxes as explained in Note 2(j) to the financial statements, on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the three year period ended October 31, 2001 and assets and shareholders' equity as at October 31, 2001 and 2000 to the extent summarized in Note 12 to the financial statements.

"G. Ross McDonald"  (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
December 3, 2001, except Note 11
 which is as at December 20, 2001


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated December 3, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"G. Ross McDonald"  (signed)


G. Ross McDonald
Chartered Accountant


Vancouver, British Columbia
December 3, 2001, except Note 11
 which is as at December 20, 2001

DSI DATOTECH SYSTEMS INC.
BALANCE SHEETS
OCTOBER 31

                                                          2001            2000
                                                      ------------    ------------
                                      ASSETS
CURRENT ASSETS
   Cash and short term deposits                       $  1,397,496    $  4,079,315
   Accounts receivable and advances                        225,370          25,389
   Prepaid expense                                          33,429          30,196
                                                      ------------    ------------
                                                         1,656,295       4,134,900

INVESTMENT IN GESTURE RECOGNITION
   TECHNOLOGY (Notes 2(b)(i) and  3(a))                          1         915,803

CAPITAL ASSETS (Note 2 (b)(ii) and 4)                      548,298         212,564
                                                      ------------    ------------
                                                      $  2,204,594    $  5,263,267

                                    LIABILITIES
CURRENT LIABILITIES
   Accounts payable and accrued liabilities           $    518,427    $    212,679
                                                      ------------    ------------

                               SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                                  10,931,074      10,760,777
CONTRIBUTED SURPLUS (Note 5(b))                            239,073            --
DEFICIT                                                 (9,483,980)     (5,710,189)
                                                      ------------    ------------
                                                         1,686,167       5,050,588
                                                      ------------    ------------
                                                      $  2,204,594    $  5,263,267
                                                      ============    ============

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 8)
SUBSEQUENT EVENTS (Note 11)


APPROVED BY THE DIRECTORS


     "Edward C. Pardiak"
-------------------------------
Director - Edward C. Pardiak


      "Robert M. Egery"
-------------------------------
Director - Robert M. Egery

DSI DATOTECH SYSTEMS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED OCTOBER 31


                                          2001            2000           1999
                                      ------------    ------------   ------------
REVENUE
  Option income                       $    150,000    $    627,730   $         --
  Investment and other income              147,364         137,962          9,589
  Foreign exchange gain                     48,262          11,508             --
                                      ------------    ------------   ------------
                                           345,626         777,200          9,589
                                      ------------    ------------   ------------

EXPENSES
  RESEARCH AND DEVELOPMENT
   Amortization (Note 3)                   915,802          80,199        135,872
   Salaries and benefits                   872,690         377,691        279,813
   Prototype development                    37,593          37,653         41,315
   Reports                                      --           2,839             --
   Consultants                                  --              --          7,897
                                      ------------    ------------   ------------
                                         1,826,085         498,382        464,897
                                      ------------    ------------   ------------
  GENERAL AND ADMINISTRATIVE
   Management fees                         550,250         350,000        248,200
   Salaries and benefits                   332,830          65,190         56,623
   Corporate marketing                     202,366          87,140         68,012
   Travel and accommodation                170,616          59,969         21,543
   Recruitment and staff training          166,274          32,813           --
   Amortization                            141,664          27,346         19,554
   Rent                                    124,717          38,904         34,975
   Investor relations and promotion        118,850          29,870         29,278
   Legal, audit and accounting             115,727          80,319         47,049
   Consulting fees                         104,297         104,946         19,500
   Office and miscellaneous                 86,366          44,096         26,288
   Telephone and communications             39,061          30,458         18,773
   Printing and shareholders information    37,313          32,012         26,770
   Market research                          31,258              --             --
   Insurance                                23,065          19,573         19,446
   Corporation capital tax                  12,725              --             --
   Repairs and maintenance                  10,596              --             --
   Transfer agent                            9,755          14,142         13,932
   Regulatory fees                           8,927           7,630          4,240
   Equipment rental                          5,796           9,628         15,960
                                      ------------    ------------   ------------
                                         2,292,453       1,034,036        670,143
                                      ------------    ------------   ------------
NET LOSS BEFORE THE FOLLOWING            3,772,912         755,218      1,125,451
  Refundable tax credits                  (154,259)             --             --
  Restructuring costs                      155,138              --             --
                                      ------------    ------------   ------------
NET LOSS FOR THE YEAR                    3,773,791         755,218      1,125,451

DEFICIT, BEGINNING OF YEAR               5,710,189       4,954,971      3,829,520
                                      ------------    ------------   ------------
DEFICIT, END OF YEAR                  $  9,483,980    $  5,710,189   $  4,954,971
                                      ============    ============   ============
LOSS PER SHARE                        $       0.17    $       0.04   $       0.08
                                      ============    ============   ============
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING                 21,677,162      18,992,896     14,288,230
                                      ============    ============   ============

DSI DATOTECH SYSTEMS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31


                                                      2001            2000           1999
                                                   -----------    -----------    -----------
OPERATING ACTIVITIES
  Net loss for the year                            $(3,773,791)   $  (755,218)   $(1,125,451)
  Less item not requiring cash
   Amortization                                      1,057,466        107,545        155,426

  Net change in non-cash working items
   Accounts receivable and advances                   (199,981)       (23,249)         5,688
   Loan receivable                                          --             --         25,000
   Prepaid expense                                      (3,233)       (27,536)        16,567
   Accounts payable and accrued
    liabilities                                        305,748        (22,686)       219,000
                                                   -----------    -----------    -----------


  Cash applied to operating activities              (2,613,791)      (721,144)      (703,770)
                                                   -----------    -----------    -----------
INVESTING ACTIVITIES
  Investment in Gesture Recognition Technology              --        (61,765)       (37,353)
  Capital assets
   - acquisition                                      (477,588)      (175,090)       (24,316)
   - proceeds of disposal                                  190             --             --
                                                   -----------    -----------    -----------
  Cash applied to investing activities                (477,398)      (236,855)       (61,669)
                                                   -----------    -----------    -----------
FINANCING ACTIVITIES
  Shares issued for cash, net of
   share issue costs                                   409,370      4,973,305        264,759
                                                   -----------    -----------    -----------
  Cash from financing activities                       409,370      4,973,305        264,759
                                                   -----------    -----------    -----------
INCREASE (DECREASE) IN CASH
  AND SHORT TERM DEPOSITS                           (2,681,819)     4,015,306       (500,680)

CASH AND SHORT TERM DEPOSITS,
  BEGINNING OF YEAR                                  4,079,315         64,009        564,689
                                                   -----------    -----------    -----------
CASH AND SHORT TERM DEPOSITS,
  END OF YEAR                                      $ 1,397,496    $ 4,079,315    $    64,009
                                                   ===========    ===========    ===========

Supplemental cash flow information (Note 10)

DSI DATOTECH SYSTEMS INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.  CONTINUING OPERATIONS

    The Company is a development stage company involved in the development of gesture recognition technology to facilitate a user's interface with computers and electronic devices. The Company was incorporated in 1987 under the Company Act (British Columbia). On May 14, 2001 it was continued under the Canada Business Corporations Act.

    As at October 31, 2001, the Company had working capital of $1,137,868 (2000
    - $3,922,221) and an accumulated deficit of $9,483,980 (2000 - $5,710,189).
    These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.  SIGNIFICANT ACCOUNTING POLICIES

    (a) BASIS OF PRESENTATION

        The Company's wholly-owned subsidiary, Interactive Technologies Ltd. ("Interactive") has been inactive since its incorporation.


    (b) AMORTIZATION

        (i)  INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY

             Costs related to the acquisition and development of the Gesture Recognition Technology are stated at cost less accumulated amortization. Amortization was recorded on a straight line basis over seventeen years, this period being the length of patents which are held by the Company. Additional amortization may be recorded for items deemed to be obsolete or no longer valid to the development of the technology.

        (ii) CAPITAL ASSETS

             Capital assets are stated at cost less accumulated amortization. Amortization is provided on a declining balance basis on office furniture and equipment at 20% per annum, on computer equipment at 30% per annum and on computer software at 100% per annum. Leasehold improvements are amortized on a straight line basis over five years. In the year of acquisition, the rates are reduced by one-half.

    (c) RESEARCH AND DEVELOPMENT

        Research and development costs are recorded as an expense of the period in which they are incurred until technical feasibility has been established. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs will be amortized based on current and future revenue for the product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

    (d) REVENUE RECOGNITION

        Revenue from the licensing of technology is recognized when the Company has completed or fulfilled the terms of the licencing agreement including delivery, acceptance and any elements essential pursuant to the terms of the licensing agreement.

        Revenue from the granting of options to acquire the rights to exploit the technology is recognized upon fulfillment of terms pursuant to the option agreements and when collectibility is assured.

    (e) FOREIGN CURRENCY TRANSLATION

        Amounts stated in foreign currency are translated into Canadian dollars as follows:

        Current assets and liabilities at the rates of exchange prevailing at balance sheet date. Non-monetary assets and liabilities at the rates of exchange in effect on the dates of the transactions; and revenue and expenses at average rates of exchange for the period.

    (f) LOSS PER SHARE

        Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing loss per share.

    (g) FINANCIAL INSTRUMENTS

        The carrying value of current assets and current liabilities at October 31, 2001 and 2000 approximates their fair values due to the relatively short periods to maturity of these instruments.

    (h) USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of assets and rate for amortization. Actual results could differ from those estimates.

    (i) STOCK-BASED COMPENSATION PLANS

        The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

    (j) INCOME TAX

        During fiscal 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

        Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

    (k) COMPARATIVE AMOUNTS

        Certain amounts from the prior year have been restated to conform to the current year's presentation.

3.  INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY


    (a) Pursuant to four agreements entered into in November 1990, March 1991, May 1995 and August 1996, the Company acquired a patented invention known as the Gesture Recognition Technology, a new gesture based input technology for computerized communications, in consideration of acquisition costs in the aggregate of $246,830 (paid), 1,000,000 common shares to be issued based on cumulative cash flows generated from operations of the Company and a 5.5% royalty on revenues received from the commercialization of the technology and from the sale of products incorporating the technology. A minimum semi-annual advance royalty of $30,000 was payable commencing on May 1, 1996. These agreements, and all commitments made under the terms of these agreements, were cancelled pursuant to a new agreement entered into on November 4, 1999.

        On November 4, 1999, the Company entered into an agreement which superceded the afore-mentioned agreements. The Company granted a licence to the original inventor of the technology to commercialize the technology based on certain patents held by the Company. In consideration, the Company will receive a royalty of 3% of gross sales from sales realized by the licencee of products made using the technology. The Company will pay a royalty of 0.5% of gross sales realized by the Company and any of its other licencees from the sales of products made using the licensed intellectual property to the licencee. In satisfaction of all amounts owed to the licencee under the previous agreements, the Company paid a total of $35,000 over a ten month period commencing on the execution of this agreement.

        As at October 31, 2001 the Company determined that the unamortized balance of capitalized costs were no longer valid to the current state of the technology and, accordingly, has written down the remaining balance to $1.

        Acquisition and development costs to date:

                                                2001           2000
                                            -----------    -----------
          Acquisition costs                 $   246,830    $   246,830
                                            -----------    -----------
          Development costs
          Balance, beginning of year          1,302,918      1,241,153
                                            -----------    -----------
          Additions
           Royalties                                 --         35,000
           Patent costs and fees                     --         26,765
                                            -----------    -----------
                                                     --         61,765
                                            -----------    -----------
          Balance, end of year                1,302,918      1,302,918
                                            -----------    -----------
                                              1,549,748      1,549,748
          Less:  accumulated amortization    (1,549,747)      (633,945)
                                            -----------    -----------
                                            $         1    $   915,803
                                            ===========    ===========

    (b) Pursuant to an agreement dated June 28, 2000, the Company granted an option to a company to acquire the exclusive rights to exploit the technology and proprietary property related to the technology for the video gaming and internet/interactive television market segments. In consideration of the option, the optionee paid the Company U.S. $200,000, of which U.S. $100,000 was received in 2000. The remaining US $100,000 was received in June 2001 upon delivery by the Company of a prototype to the optionee.

        The optionee has until December 8, 2002 to exercise the option and enter into a licence agreement with the Company. Should a licence agreement be entered into, the Company will receive U.S. $5,000,000, less the afore-mentioned option fees of U.S. $200,000, and a 20% Class B membership interest in the optionee.

    (c) Pursuant to an agreement dated August 22, 2000, the Company granted an option to a company to acquire the exclusive licensing rights for the exploitation of the Company's developed technology relating to interfaces and software for executing banking and financial transactions in consideration of U.S. $320,000 (received).

        An additional U.S. $3,000,000, due within eleven months of the signing of this agreement was not received. The agreement has been terminated by the Company.

4.  CAPITAL ASSETS

                                                     2001
                                    -------------------------------------
                                                 Accumulated     Net Book
                                       Cost      Amortization     Value
                                    ---------    ------------   ---------
  Furniture and equipment           $ 270,129     $  60,164     $ 209,965
  Computer equipment and software     302,401       128,501       173,900
  Leasehold improvements              205,691        41,258       164,433
                                    ---------     ---------      ---------
                                    $ 778,221     $ 229,923     $ 548,298
                                    =========     =========      =========


                                                     2000
                                                 Accumulated     Net Book
                                       Cost      Amortization     Value
                                   ---------    ------------   ---------
  Furniture and equipment           $ 68,779       $ 27,004     $ 41,775
  Computer equipment and software    132,879         61,256       71,623
  Leasehold improvements              99,166             --       99,166
                                   ---------       --------     --------
                                   $ 300,824       $ 88,260     $212,564
                                   =========       ========     ========

5.  SHARE CAPITAL


    (a) The authorized share capital consists of 100,000,000 common shares without par value.

    Issued:

                                    2001                            2000                            1999
                         --------------------------    ----------------------------     ---------------------------
                           NO. OF                        NO. OF                           NO. OF
                           SHARES         AMOUNT         SHARES           AMOUNT          SHARES           AMOUNT
                         ----------    ------------     -----------    ------------      ----------    ------------
Balance, beginning
  of year                21,166,970    $ 10,807,610     15,0057,940    $  5,834,305      13,953,940    $  5,569,546
                         ----------    ------------     -----------    ------------      ----------    ------------
Issued during the year
  For cash
  - private
     placements,
     net of share
     issue costs                 --              --       3,775,994       3,217,792       1,104,000         264,759
  - exercise of options     330,750         132,300         437,250         220,200              --              --
  - exercise of warrants    654,214         277,070       1,895,786       1,535,313              --              --
                         ----------    ------------     -----------    ------------      ----------    ------------
                            984,964         409,370       6,109,030       4,973,305       1,104,000         264,759
                         ----------    ------------     -----------    ------------      ----------    ------------
                         22,151,934      11,216,980      21,166,970      10,807,610      15,057,940       5,834,305

Less:
  Cancellation of
   escrow shares
   (Note 5(b))             (468,750)       (239,073)            --              --              --              --
Less:
  Company shares held       (57,600)        (46,833)        (57,600)        (46,833)        (57,600)        (46,833)
                         ----------    ------------     -----------    ------------      ----------    ------------
Balance, end of year     21,625,584    $ 10,931,074      21,109,370    $ 10,760,777      15,000,340    $  5,787,472
                         ==========    ============      ==========    ============      ==========    ============

     During the year ended October 31, 2000, the Company completed private placements as follows:

     (i) for 2,456,140 units at $0.57 per unit for gross proceeds of $1,400,000 less finders fees of 50,000 common shares and $56,759 paid in cash and other share issue costs of $8,399. Each unit consisted of one common share and one warrant to acquire one additional common share at $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002.

     (ii) for 912,000 units at $1.75 per unit for gross proceeds of $1,596,000 less commissions of $159,600, fees of $93,687 and other share issue costs of $44,508. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002. The agent also received compensation warrants which may be exercised to acquire 91,200 units at $1.75 per unit to October 10, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002.

     (iii) for 357,854 units at $1.75 per unit for gross proceeds of $626,245 less commissions of $25,000, fees of $15,000 and other share issue costs of $1,499. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 to April 20, 2002. The agent also received compensation warrants which may be exercised to acquire 35,785 units at $1.75 per unit to October 20, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 20, 2002.

    (b) A total of 2,600,000 (2000 and 1999 - 3,068,750) common shares issued at $0.01 per share in prior years are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities.

        During the year ended October 31, 2001 an aggregate of 468,750 common shares which were subject to escrow restrictions expired and were accordingly cancelled. The assigned value of the cancelled shares in the amount of $239,073 has been credited to contributed surplus.

    (c) TheCompany has granted options to directors, officers and employees to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 4,275,000 common shares. Options granted under the plan vest over a period of up to 18 months.

        The following summarizes information about stock options granted and outstanding at October 31, 2001, 2000 and 1999, and changes during the years then ended:

                                     YEAR ENDED               YEAR ENDED               YEAR ENDED
                                  OCTOBER 31, 2001         OCTOBER 31, 2000         OCTOBER 31, 1999
                              -----------------------     ----------------------   ----------------------
                                             WEIGHTED                  WEIGHTED                 WEIGHTED
                                             AVERAGE                    AVERAGE                  AVERAGE
                                NO. OF       EXERCISE      NO. OF      EXERCISE     NO. OF       EXERCISE
                               OPTIONS        PRICE        OPTIONS       PRICE      OPTIONS       PRICE
                              ---------      --------     ---------     --------   ---------     --------
Outstanding at
beginning of year             2,408,500      $   0.75     1,710,000     $   0.65   1,400,000     $   0.72
   Granted                    1,795,000          0.50     1,557,000         0.94     360,000         0.40
   Exercised                   (330,750)         0.40       437,250         0.50          --           --
   Cancelled/expired           (791,750)         0.80       421,250         1.29      50,000         0.80
                              ---------      --------     ---------     --------   ---------     --------
Outstanding at end of year    3,081,000      $   0.63     2,408,500     $   0.75   1,710,000     $   0.65
                              =========      ========     =========     ========   =========     ========
Options exercisable at
 end of year                  1,873,500      $   0.68     1,654,000     $   0.75   1,710,000     $   0.65
                              =========      ========     =========     ========   =========     ========

     The following summarizes information about stock options outstanding at October 31, 2001:

                 OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
  -----------------------------------------------   -------------------------
                                         WEIGHTED                    WEIGHTED
                                         AVERAGE                     AVERAGE
   NUMBER OF                             EXERCISE    NUMBER OF       EXERCISE
    SHARES            EXPIRY DATE         PRICE        SHARES         PRICE
  ----------        -----------------  ----------    ---------      ---------
    230,000         May 9, 2002         $  0.75        230,000       $  0.75
     37,500         November 4, 2002       0.40         37,500          0.40
     45,000         November 18, 2002      0.40         45,000          0.40
    270,000         January 13, 2003       0.80        270,000          0.80
    370,000         June 2, 2003           1.00        277,500          1.00
     50,000         September 22, 2003     0.50         50,000          0.50
    112,500         December 11, 2003      0.40        112,500          0.40
     20,000         January 4, 2004        0.40         20,000          0.40
     22,000         November 18, 2004      0.40         22,000          0.40
     99,000         April 12, 2005         1.12         99,000          1.12
     50,000         June 2, 2005           0.80         37,500          0.80
     20,000         June 28, 2005          1.12         15,000          1.12
     20,000         September 25, 2005     1.12         15,000          1.12
    350,000         November 14, 2005      0.50        175,000          0.50
    340,000         February 22, 2006      0.50        170,000          0.50
    145,000         April 25, 2006         0.50         72,500          0.50
    500,000         June 25, 2006          0.50        125,000          0.50
    120,000         August 15, 2006        0.50         30,000          0.50
    280,000         October 1, 2006        0.50         70,000          0.50
  ----------        -----------------  ----------    ---------      ---------
  3,081,000                                          1,873,500
  ==========                                         =========

     (d) As at October 31, 2001, outstanding warrants to purchase 2,665,063 common shares are exercisable as follows:

                                   Outstanding                                                           Outstanding
                                       at                                                                     at
   Exercise                        October 31,                                            Expired/        October 31,
    Price      Expiry Date            2000              Issued          Exercised        Cancelled           2001
  ---------   ----------------    -------------         -------         ----------       ----------      ------------
  $   0.29    July 19, 2001           360,000                            (360,000)                                 --
      0.57 or January 26, 2001
      0.66    January 26, 2002      2,317,640                            (294,214)                          2,023,426
      1.75    October 10, 2001         91,200 (i)                                          (91,200)                --
      1.75    October 20, 2001         35,785 (i)                                          (35,785)                --
      2.16    April 10, 2002          456,000                                                                 456,000
      2.16    April 20, 2002          185,637                                                                 185,637
  ---------   ----------------    -------------         -------         ----------       ----------      ------------
                                    3,446,262             --             (654,214)        (126,985)         2,665,063
                                  =============         =======         ==========       ==========       ===========

     (i) agent's compensation warrants exercisable for units consisting of common shares and share purchase warrants (see Notes 5(a)(ii) and (iii)).

6.  DIRECTORS' REMUNERATION AND RELATED PARTY TRANSACTIONS

    A total of $711,772 (2000 - $350,000, 1999 - $248,200) was paid or accrued to officers and directors or companies controlled by directors during the year for management, consulting services and restructuring fees.

7.  INCOME TAXES

    The Company has accumulated non-capital losses for Canadian income tax purposes in the amount of $5,203,000. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

                        2002                   $  227,000
                        2003                      732,000
                        2004                      882,000
                        2005                      865,000
                        2006                      967,000
                        2007                      158,000
                        2008                    1,372,000
                                               ----------
                                               $5,203,000
                                               ==========

    Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

    Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

                                           2001          2000          1999
                                        ---------      ---------      ---------
Future income tax assets
  Temporary differences in assets     $   405,768    $   (67,554)   $  (105,803)
  Net tax losses carried forward        2,201,614      1,822,182      1,837,834
  Scientific research and
    experimental development
    expenditures                        1,003,796        462,720           --
                                      -----------    -----------    -----------
                                        3,611,178      2,217,348      1,732,031
Valuation allowance for future
  income tax assets                    (3,611,178)    (2,217,348)    (1,732,031
                                      -----------    -----------    -----------
Net future income tax assets                   --             --             --
Future income tax liabilities                  --             --             --
                                      -----------    -----------    -----------
Future income tax assets, net         $        --    $        --    $        --
                                      ===========    ===========    ===========

8.  CONTINGENT LIABILITIES AND COMMITMENTS

     (a) During 1998, a petition was made against the Company with respect to certain allegations of non-compliance with the Company Act by a former employee. No damages were sought. The Company commenced a suit against the above-mentioned former employee and certain other persons, including some former directors of the Company, seeking damages for misappropriation, injurious falsehoods and other wrongs.

          Subsequent to the year end, a mutual general release was executed which resolved, without liability to the Company, both of the above actions.

     (b) During 2001, the former president of the Company commenced an action against the Company for which the amount of the claim has not been specified. The Company has filed a statement of defense against the action.

     (c) During 1997, a claim was made against the Company in the amount of $130,727 by the purchasers of a mineral property sold in a prior year, for the return of the purchase price plus additional costs. The claim was dismissed without liability to the Company on April 30, 2001.

     (d) The Company entered into two agreements, effective November 1, 2000 and December 1, 2000 respectively, with two directors for management services in consideration of $12,500 per month each plus performance bonuses and benefits. The agreements are for two year terms and if terminated by the Company during the term, one year's compensation will be payable in a lump sum. Renewal and signing bonuses in the aggregate of $150,000 are payable pursuant to the terms of these agreements. An aggregate 1,300,000 performance shares will also be issued to the two directors, subject to regulatory approval.

     (e) The Company conducts certain activities related to marketing, financial development and human resources through companies or individuals contracted on short term bases in consideration of monthly fees, finders fees or commissions for the arrangement of financing for the Company, and stock options to acquire common shares of the Company. The terms of the contracts are generally for one year periods and expire during 2002.

     (f) On July 25, 2000 the Company entered into an agreement for the rental of office premises in Vancouver, B.C. for a five year term expiring on November 30, 2005. Gross annual rents of approximately $109,000 are payable plus additional charges for expenses.

          On May 31, 2001 the Company entered into an agreement for the rental of office premises in Montreal, P.Q. for a term expiring on November 29, 2004. Gross annual rents of approximately $66,000 are payable plus additional charges for expenses.

     (g) The Company has arranged for a line of credit of up to $600,000 with a financial institution to be secured by certain money market investments held by the Company at the institution. Interest is payable at the prime rate on Canadian dollar loans and overdrafts and at the U.S. base rate on U.S. dollar loans and overdrafts. The line of credit has not been utilized.

9.  SEGMENT DISCLOSURES


    The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, development and sales of its Gesture Recognition Technology.

    Financial information on the Company's geographic areas is as follows:

                                      2001           2000          1999
                                   ----------     ----------     --------
    Revenue
        Canada                     $  195,626     $  145,720     $  9,589
        United States                 150,000        631,480           --
                                   ----------     ----------     --------
                                   $  345,626     $  777,200     $  9,589
                                   ==========     ==========     ========

    All of the Company's assets and operations are located in Canada.

10. SUPPLEMENTAL CASH FLOW INFORMATION


    There were no non-cash transactions during the years ended October 31, 2001, 2000 and 1999.

    Other cash flow information:

                                      2001           2000          1999
                                   ----------     ----------     --------
    Interest received              $  145,823     $  137,962     $  9,589
                                   ==========     ==========     ========


11. SUBSEQUENT EVENTS


     (a) The Company has granted stock options to certain employees to acquire an aggregate of 140,000 common shares at an exercise price of $0.50 per share on or before December 13, 2006, subject to regulatory approval.

     (b) The Company has made an application to amend the exercise price of outstanding warrants to acquire 2,023,426 common shares (see Note 5(d)) from $0.66 per share to $0.40 per share, subject to regulatory approval.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)


    These financial statements have been prepared in accordance with Canadian GAAP which differs in some respects from U.S. GAAP. The differences between Canadian and U.S. GAAP are summarized below.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (GAAP)    (CONTINUED)

    (a)  COMPREHENSIVE INCOME

      Under U.S. GAAP, Statement of Financial Accounting Standards No. 130 (SFAS
      130), "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For fiscal years 2001, 2000 and 1999, the Company's comprehensive loss was the same as its net loss.

    (b)  LOSS PER SHARE

      The calculation of loss per share in accordance with U.S. GAAP corresponds with that in Canada, except as follows:

      - pursuant to the requirements of SFAS No. 128, shares issued on a contingent basis are excluded from the calculation of loss per share. Loss per share under U.S. GAAP has been restated to exclude a total of 2,600,000 (2000 and 1999 - 3,068,750) common shares issued at $0.01 per share in prior years. The shares were issued pursuant to the policies of the Canadian Venture Exchange ("the Exchange") whereby shares may be issued to senior directors at a discount under an incentive program. The shares are held in escrow and may be released from escrow only upon the fulfillment of performance criteria as set out under the rules of the Exchange and the attainment of Exchange approval for such release. Consideration received for the shares is credited to share capital upon the issuance of the shares. Compensation expense will be recognized upon the release of the shares from escrow and measured using the intrinsic value on the date the performance criteria is satisfied.

    (c)  COMPENSATORY OPTIONS

         (i) Employees

         The following summarizes information about employee stock options granted and outstanding at October 31, 2001, 2000, and 1999 and changes during the years then ended:

                                           YEAR ENDED             YEAR ENDED             YEAR ENDED
                                       OCTOBER 31, 2001        OCTOBER 31, 2000       OCTOBER 31, 1999
                                      --------------------     -------------------   -------------------
                                                 WEIGHTED                  WEIGHTED             WEIGHTED
                                                  AVERAGE                  AVERAGED              AVERAGE
                                       NO. OF    EXERCISE      NO. OF      EXERCISE   NO. OF     EXERCISE
                                       OPTIONS     PRICE       OPTIONS      PRICE     OPTIONS     PRICE
                                      ---------  ---------     --------    --------   -------    --------
Outstanding a
beginning of year                      599,500    $   0.72      410,000    $   0.61     250,00   $  0.75
   Granted                             940,000        0.50      428,000        0.77    160,000      0.40
   Exercised                          (180,750)       0.40     (109,750)       0.56         --        --
   Cancelled/expired                  (366,750)       0.81     (128,750)       0.66         --        --

Outstanding at end of year             992,000        0.54      599,500    $   0.72    410,000   $  0.61
                                      --------    --------      -------    --------    -------   -------
Options exercisable at  end of year    417,000    $   0.48      401,000    $   0.67     410,00   $  0.61
                                      ========    ========      =======    ========    ========  =======

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (GAAP)   (CONTINUED)

    The weighted average fair value of the stock options granted during the year ended October 31, 2001 was $0.28. Summary information about the 992,000 options outstanding at October 31, 2001 is as follows:

                                  OPTIONS         OPTIONS        WEIGHTED
                                EXERCISABLE     OUTSTANDING      AVERAGE
                                OCTOBER 31,     OCTOBER 31,     REMAINING
                                    2001           2001        LIFE (YEARS)
                                -----------     ------------   ------------
       Range of Exercise Price
          $0.40                    42,000         42,000          2.62
          $0.50                   315,000        880,000          4.60
          $1.12                    60,000         70,000          3.65
                                  -------        -------          ----
                                  417,000        992,000          4.46
                                  =======        =======          ====

      Under both Canadian and U.S. GAAP, stock-based compensation on options granted to employees is not recorded as an expense. However, under U.S. GAAP, pro-forma information regarding net loss and loss per share is required by SFAS 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method.

      The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      The fair value for these options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended October 31, 2001, 2000 and 1999.


                                      2001          2000          1999
                                      ----          ----          ----
       Risk-free interest rate        2.50%         6.22%         5.11%
       Expected dividend yield          --            --           --
       Expected stock price             69%          126%           78%
                                      ----           ----         ----
       Expected life in years          4.5           3.1           2.7
                                      ----           ----         ----

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTINUED)

      For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on net loss for fiscal year 2001, 2000 and 1999 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:

                                       2001            2000            1999
                                  ------------    ------------    ------------

Net loss, under U.S. GAAP         $ (3,047,867)   $   (888,290)   $ (1,076,225)

Pro-forma net loss                $ (3,159,254)   $   (986,622)     (1,115,731)
                                  ------------    ------------    ------------
Basic and diluted loss per        $      (0.16)   $      (0.06)   $      (0.10)
share

Pro-forma basic and diluted
loss per share loss per share     $      (0.17)   $      (0.06)   $      (0.10)
                                  ------------    ------------    ------------
Weighted average number of
  shares outstanding                18,608,412      15,924,146      11,219,480
                                  ------------    ------------    ------------

      Because SFAS No. 123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, non-vested awards.

      (ii) Non-Employees

           The following summarizes information about non-employee stock options granted and outstanding at October 31, 2001, 2000 and 1999, and changes during the years then ended:

                                           YEAR ENDED             YEAR ENDED             YEAR ENDED
                                       OCTOBER 31, 2001        OCTOBER 31, 2000       OCTOBER 31, 1999
                                      --------------------     -------------------   -------------------
                                                 WEIGHTED                  WEIGHTED             WEIGHTED
                                                  AVERAGE                  AVERAGED              AVERAGE
                                       NO. OF    EXERCISE      NO. OF      EXERCISE   NO. OF     EXERCISE
                                       OPTIONS     PRICE       OPTIONS      PRICE     OPTIONS     PRICE
                                      ---------  ---------     --------    --------   -------    --------

 Outstanding at beginning
   of year                            1,809,000    $ 0.71      1,300,000     $ 0.66   1,150,000     $ 0.71
     Granted                            855,000      0.50      1,129,000       1.01     200,000       0.40
     Exercised                         (150,000)     0.40       (327,500)      0.48          --         --
     Cancelled/expired                 (425,000)     0.80       (292,500)      1.57     (50,000)      0.80
                                      ---------    ------      ---------     ------   ---------     ------
  Outstanding at end of year          2,089,000      0.67      1,809,000     $ 0.76   1,300,000     $ 0.66
                                      =========      ====      =========     ======   =========     ======
  Options exercisable at
   end of year                        1,456,500    $ 0.71      1,253,000     $ 0.71   1,300,000     $ 0.66
                                      =========      ====      =========     ======   =========     ======

      Under Canadian GAAP, compensation expense on stock options granted to non-employees is not recorded. Under U.S. GAAP, compensation expense on options granted to non-employees is recorded as an expense in the period the options are vested.

 12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES (GAAP)   (CONTINUED)


      Stock options granted to non-employees are accounted for using the fair value method, in accordance with SFAS No. 123. The fair values of the options were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions for the grants made in 2001, 2000 and 1999:

                               2001     2000     1999
                               ----     ----     ----
Risk-free interest rate       2.50%     6.22%    5.11%
Expected dividend yield         --        --       --
Expected stock price            69%      126%      78%
Expected life in years         2.7       2.6      3.4
                               ----     ----     ----

      Summary information about the Company's non-employee options outstanding at October 31, 2001 is as follows:

                                OPTIONS        OPTIONS         WEIGHTED
                               EXERCISABLE    OUTSTANDING       AVERAGE
      SUMMARY OF               OCTOBER 31,    OCTOBER 31,      REMAINING
   EXERCISE PRICES                2001           2001        LIFE (YEARS)
   ---------------             -----------    ------------   ------------
      $0.40                      195,000        195,000           1.67
      $0.50                      377,500        905,000           4.25
      $0.75                      230,000        230,000           0.53
      $0.80                      307,500        320,000           1.58
      $1.00                      277,500        370,000           1.58
      $1.12                       69,000         69,000           3.46
   ---------------             -----------    ------------   ------------
                               1,456,500      2,089,000           2.69
                               ===========    ============   ============

     (d)  DIFFERENCE IN ACCOUNTING POLICY

          Under Canadian GAAP, the Company has capitalized certain acquisition and development costs related to the Investment in Gesture Recognition Technology. Under U.S. GAAP, pursuant to the requirements under SFAS No. 86, all costs are charged to research and development expenses when incurred until technical feasibility has been established for the product. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs will be amortized based on current and future revenue for the product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

    (e)   RECONCILIATION

          The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (GAAP)   (CONTINUED)

Balance Sheets

      Increase (decrease) in accounts to comply with U.S. GAAP:

                                        OCTOBER 31,     OCTOBER 31,
                                           2001             2000
                                        -----------    -----------
Total assets under  Canadian
GAAP                                    $ 2,204,594    $ 5,263,267
Decrease in Investment in
  Gesture Recognition
  Technology                                     (1)      (915,803)
                                        -----------    -----------
Total assets under U.S. GAAP            $ 2,204,593    $ 4,347,464
                                        ===========    ===========
Shareholders' equity under
  Canadian GAAP                         $ 1,686,167    $ 5,050,588
Increase in deficit due to
  non-employee stock-based
  compensation expense                     (189,878)      (151,506)

Increase in deficit due to
  non-employee stock-based
  compensation expense
  from prior years                         (705,814)      (554,308)

Increase in deficit due
  to the write-off of
  the Investment in
  Gesture Recognition
  Technology                                     (1)      (915,803)
                                        -----------    -----------
Total shareholder's equity under
  U.S. GAAP                             $   790,474    $ 3,428,971
                                        ===========    ===========

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (GAAP)   (CONTINUED)

Statements of Operations and Deficit

                                                         Year Ended      Year Ended     Year Ended
                                                         OCTOBER 31,     OCTOBER 31,    OCTOBER 31,
                                                             2001            2000           1999
                                                          -----------    -----------    -----------
   Net loss under Canadian GAAP                           $(3,773,791)   $  (755,218)   $(1,125,451)

  Increase in stock-based
      compensation expense                                   (189,878)      (151,506)       (49,292)

  Decrease in amortization of
      Investment in gesture
      recognition technology                                  915,802         80,199        135,871

 Increase in research and
      development and expense                                      --        (61,765)       (37,353)
                                                          -----------    -----------    -----------
 Net loss under U.S. GAAP                                 $(3,047,867)   $  (888,290)   $(1,076,225)
                                                          ===========    ===========    ===========
 Basic and diluted net loss per share,
      under U.S. GAAP                                     $     (0.16)   $     (0.06)   $     (0.10)
                                                          ===========    ===========    ===========
 Weighed average number of
      shares outstanding                                   18,608,412     15,924,146     11,219,480
                                                          ===========    ===========    ===========


Statements of Cash Flows


                                             Year Ended      Year Ended     Year Ended
                                             OCTOBER 31,     OCTOBER 31,    OCTOBER 31,
                                                 2001            2000           1999
                                             -----------     -----------    -----------

Cash applied to operating
     activities under Canadian GAAP          $(2,613,791)   $  (721,144)   $  (703,770)

Increase in research and
      development expenses                            --        (61,765)       (37,353)
                                             -----------     -----------    -----------

Cash applied to operating activities under
      U.S. GAAP                              $(2,613,791)   $  (782,909)   $  (741,123)
                                             -----------     -----------    -----------

Cash applied to investing activities under
      Canadian GAAP                          $  (477,398)   $  (236,855)   $   (61,669)

Decrease in Investment in
      Gesture Recognition Technology                  --         61,765         37,353
                                             -----------     -----------    -----------

Cash applied to investing activities under
      U.S. GAAP                              $  (477,398)   $  (175,090)   $   (24,316)
                                             ===========    ===========    ===========